Schlumberger

Evaluation of SE Jonah Prospect
T27N R107W
Sublette County, Wyoming

Issued to:
Grid Petroleum Corp.
4th floor
33 Cavendish Square
London
W1G 0PW

Prepared By:
Schlumberger Data and Consulting Services
6501 S. Fiddlers Green Circle
Suite 400
Greenwood Village, CO 80111

March 2010

Disclaimer

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Table of Contents

Executive Summary

This report by Schlumberger Data and Consulting Services (DCS) summarizes the evaluation of the SE Jonah Prospect (Prospect), which covers 2,480 acres in T27N R107W, Sublette County, Wyoming (**Figure 1**). This report has been re-issued to Grid Petroleum (Grid). The Prospect is located 6 miles southeast of the prolific Jonah Field which has reserve estimates ranging from 8 to 15 TCF. Production in this field is from fluvial sandstones of the Late Cretaceous Lance and Mesaverde formations and Early Tertiary Fort Union Formation (**Figure 2**). The western part of the Prospect is included in the 19,290 acre Teakettle Federal Unit which was proposed by EnCana USA (EnCana) in 2005. At the present time it is uncertain if EnCana will move ahead with forming this unit. It is possible that they may be willing to entertain offers on their acreage position.

The objectives of this evaluation were to:

- Review existing seismic over the Prospect and make recommendations on possible purchase,
- Review the available maps, wells and seismic data to evaluate the feasibility of the Prospect,
- Undertake a data audit of available public data,
- Provide an evaluation of industry activity in and around the Prospect
- Review production from surrounding fields in the Lance Formation to determine potential production rates, original gas – in – place (OGIP) and estimated ultimate recoveries (EUR),
- Assess possible drilling locations based on available geological, geophysical and engineering data.
- Provide recommendations for additional data purchase and acquisition including seismic.

Based on the available geological and engineering data the SE Jonah Prospect has a good probability of encountering producible hydrocarbons. Many of the geological features and conditions are similar to those found at Jonah Field. The major difference between the Prospect and Jonah Field is the pressure gradient. In the area surrounding the Prospect the pressure gradient averages 0.65 psi/ft. At Jonah the pressure gradient averages 1.15 psi/ft after the base of the Fort Union and is responsible for the high production rates.

A SW-NE aligned anticlinal nose, which plunges toward the NE, and trends almost directly through the middle of the Teakettle unit at top of the Fort Union Coal Zone and Lance Formations. This feature is most prominent in the Sublette Flat #1 well (sec 7, T27N, R107W) and Sagebrush Federal #3-8 well (sec 8, T27N, R107W); both located within the northeastern part of the unit and on the acreage. Gross sand in the Lance Formation, which is the primary reservoir interval, exceeds 1000 feet in the Prospect. This area of higher gross sand thickness trends to the northwest through Jonah Field. A similar fluvial environment of channel sandstones with interbedded floodplain shales, which occurs at Jonah Field, is expected in the Prospect.

The OGIP and EUR on a 'per well basis' were calculated for the Prospect by integrating the available geological, petrophysical and reservoir engineering data, and the results are presented in the following table.

Case	Gross Sand ft	Drainage acres	OGIP MMscf	Recovery Factor	EUR MMscf
Low - 10 acre	560	10	474	54%	256
Base – 10 acre	1000	10	1786	66%	1179
High – 10 acre	1720	10	6456	80%	5165
Low - 20 acre	560	20	949	42%	399
Base – 20 acre	1000	20	3572	57%	2036
High – 20 acre	1720	20	12912	70%	9038

The low, base and high cases (P10, P50 and P90) were calculated by varying the gross sand thickness and recovery factor. Gas reservoirs with no or low liquid production can commonly have recovery factors in excess of 80%. The values used for recovery factor in this evaluation are conservative. OGIP volumes for the acreage positions are provided in the following table for the current acreage of 2,480 acres and the entire Teakettle Unit which consists of 19,290 acres:

	SE Jonah Prospect			Teakettle Unit		
Case	**OGIP Bscf**	**Recovery Factor**	**EUR Bscf**	**OGIP Bscf**	**Recovery Factor**	**EUR Bscf**
Low	118	54%	63.7	915	54%	494.1
Base	443	66%	292.4	3445	66%	2273.7
High	1601	80%	1280.8	12,454	80%	9963.2

An analysis of the production and completion results in the Prospect and the surrounding area indicate that under-stimulation occurs in some of the wells. Optimized completions may result in higher initial productive rates and EURs.

Moving forward, the following recommendations and observations are being made for the Prospect:

- There is a good possibility of productive hydrocarbons being encountered in the Prospect and the surrounding area. The geological, petrophysical, and engineering conditions are similar to the giant Jonah Field. The one difference is the lower pressure gradient in the Prospect area, which will result in lower production rates.
- At the present time it is possible that Grid may be able to assist EnCana in promoting activity in the Teakettle Unit. This may allow Grid to secure a substantially larger position in the area.
- Additional seismic should be acquired over the Prospect either by purchase or shooting. This will allow for more subsurface control and better positioning of drilling locations
- At the present time it is difficult to make a firm drilling recommendation. While the Prospect is on a structural high it would be better to acquire and review the available seismic data before selecting a drilling location. Construction of a three dimensional property model that incorporates a more rigorous petrophysical evaluation would provide a more accurate assessment of OGIP and production.

A more detailed review of the geological, petrophysical and engineering data is presented in the following sections.

Geology

Introduction

The interval of interest for this study is the fluvial Cretaceous Lance Formation, which lies below the fluvial Tertiary Fort Union and inter-fingers at its base with the Cretaceous Mesaverde Formation. Maps and representative well-log cross sections are included with this study as PDF files in large format and are referred to in the following discussions.

A brief discussion of data, methods, and results of the geologic study is presented in the following sections.

Data and Methods

A model encompassing most of six (6) townships (T26 – 28N, R107 -108W) and excluding Jonah Field in the northeast part of the area was prepared in Petra® with data extracted from IHS and other vendors for well locations, tops, and Township/Range/Section data (Map 1). The outline of the acreage, the proposed Teakettle Unit and South Pass Shear Fault were added to the maps based on an EnCana map provided during the original evaluation.

Rasters (tiff images) of thirty-four (34) wells were available from MJ Systems and were input into mapping/correlation software from Petra (IHS). These wells formed the basis for this interpretation, maps, and net sand and are highlighted with a purple circle on all of the maps. A variety of logs were available, some penetrated only part of the formations mapped in this study, and some were not suitable for tabulating net sand (e.g., lithologic logs, and some gamma ray logs that appeared top be incorrectly calibrated). Stratigraphic cross sections A-A', B-B', and C-C' are located on the Base Map (**Map 1**) and are included as large size PDF files and one set of paper copies. Cross sections were datumed on the top of the Lance Formation to more explicitly show variation in thickness of the Lance Formation and variation of net sand content.

Tops for the Fort Union Coal Zone, the Lance and the Mesaverde formations were picked based on correlations with a well in southeast Jonah Field; 4-18

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Jonah Federal (NWNW sec 18, T28N, R108W). Not all wells were logged through the top of the Fort Union Coal Zone, and several wells did not penetrate the Mesaverde Formation, which meant that a Lance isopach could not be generated in these wells. All formation tops are best picks based on log character but tops are an interpretation by DCS and are subject to change. The variations of the tops data compiled by IHS are an indication of the difficulty of making picks from the logs in this area, but are consistent based the position of the Fort Union Coals, and the interval at the base of the Lance where Mesaverde shales become more prominent. There may be upside potential in Tertiary sands in the Fort Union, and within the Mesaverde, but these were not examined in this study.

Gross sand, defined as sand cleaner than a gamma ray cutoff of 75° API in most wells and 60° API in several wells where the calibration appeared to give too much clean sand, was counted in the Lance Formation. Gross sand was not counted in wells that did not penetrate the entire Lance Formation in order to eliminate the minimum thickness bias that would be imparted to the isopach maps.

Data posted around the well symbol are well name and top for all wells above the well symbol, and subsea structural elevation, isopach thickness, or gross sand thickness on the respective maps. Maps included are listed in **Table 1**.

Table 1: List of maps

Map	Description
Map 1	Basemap
Map 2	Structure at top Fort Union Coal Zone
Map 3	Structure at top Lance Formation
Map 4	Structure at top Mesaverde
Map 5	Fort Union Thickness Isopach
Map 6	Lance Formation Isopach
Map 7	Gross Sand Isopach, Lance Formation

Structure Maps

Subsea structure maps for the top of Fort Union Coals, Lance Formation, and Mesaverde Formation within the study area (**Maps 1**, **2** and **3**) show a basinward deepening from southwest toward the northeast. In general there is about 2200 feet of structural difference at the tops of both the Fort Union Coal Zone and Lance Formations (**Maps 1** and **2**), and 3500 feet of difference in the Mesaverde Formation (**Map 3**). The latter increase in structural difference reflects thickening of the Lance Formation toward the northeast (see also **Map 6**).

A SW-NE trending, NE plunging, anticlinal nose is an especially noticeable feature that breaks regional basinward dip is present on all of the maps, but more prominent at the top Fort Union and Lance formations. This anticlinal nose trends almost directly through the middle of the Teakettle unit on both maps, and is most prominent in the Sublette Flat #1 well (sec 7, T27N, R107W) and Sagebrush Federal #3-8 well (sec 8, T27N, R107W) within the northeastern part of the unit and on the acreage. The exact location of the South Pass Shear Fault may actually be a few miles northwest of where it is shown on the maps. Seismic data could be used to better define its location. In any case, the anticlinal nose can be defined from well control in the area. This nose is also present on the Mesaverde Formation structural map (**Map 3**), but is less prominent in the unit area It does, however, represent an area of change of dip direction into the basin.. A seismic line through this area confirms the presence of this nose.

Isopach maps

Isopach maps of the Fort Union Coal Zone (**top Fort Union Coal Zone to top Lance Formation-Map 5**), and Lance Formation (**top Lance Formation to top Mesaverde Formation-Map 6**) were prepared from the available data. The interval thicknesses are given in **Table 2**.

The Fort Union Coal Zone varies from about 930' to 1100' thick in wells with data. Thickness decreases from southwest to northeast on the map, probably reflecting decreasing thickness of continental environments toward the basin during deposition. In the same vicinity of the anticlinal nose on the Fort Union and Lance structure maps, there is a thinning of the Fort Union Coal Zone. This could be a reflection of deposition over a growing anticlinal structure during the Laramide Orogeny, or could be a result of mis-picks in these wells.

The Lance Formation thickness isopach (**Map 6**) shows thickening of roughly 100+ feet per mile toward the north-northeast. This reflects both interfingering of the continental fluvial Lance Formation with the marine Mesaverde Formation, and greater basin subsidence toward the northeast during Lance deposition. Additionally, the Lance is thinner toward the southeast, possibly reflecting movement along the fault shown on the maps.

Gross Sand

Total gross sand for the Lance Formation varies from 585 feet to 1737 feet in wells (**Table 2**). The lowest gross sand values occur south and west of the Teakettle unit, and the greatest is just northeast of the unit and the acreage position. Most wells within the Teakettle Unit did not penetrate the full thickness of the Lance and for this reason were not tabulated. However, Sagebrush Federal 3-8 located on the acreage has over 1000 feet of net sand and based on the contours much of the Teakettle Unit has over 800 feet of sand that meet the gross sand cutoff criteria of 60° or 75° API units. Just northeast of the unit, gross sand reaches its greatest thickness of over 1700 feet. Note that some of these wells with the greatest gross sand thickness were counted with more stringent 60°API because of questionable calibrations based on log character and could actually be higher.

The trend of thick sand fairways and thin sand in Jonah Field are northwest to southeast based on much denser data (see AAPG Studies 52/RMAG 2004 Guidebook)[1]. Fluvial channels flowed generally from northwest to southeast and preferential deposition in channel belts created the NW-SE trending fairways. This trend is not apparent on the data in the acreage, but may be an artifact of contouring widely spaced well data.

Production and Reservoir Engineering

The objectives of this production and reservoir engineering review were to:

- Audit the available public data,
- Provide an evaluation of industry activity in and around the Prospect
- Review production from surrounding fields in the Lance Formation to determine potential production rates, gas-in-place (GIP) and estimated ultimate recoveries (EUR),
- Provide recommendations for additional data requirements.

Figure 1 shows the prospect area with surrounding wells. **Tables 3** and **4** are summaries of the original gas-in-place (OGIP) and estimate ultimate recovery (EUR) for the Prospect and also the Teakettle Unit based on the engineering review and technical literature. **Figures 3** and **4** show the detailed properties used to compute these values. Note that net (potential pay) sand thickness varies from 35-50% of gross sand (**Tables 3** and **4**). The use of net sand in the calculation will directly result in lower EUR values.

Table 3: Summary GIP and EUR values:

Case	Gross Sand ft	Drainage acres	OGIP MMscf	Recovery Factor	EUR MMscf
Low - 10 acre	560	10	474	54%	256
Base – 10 acre	1000	10	1786	66%	1179
High – 10 acre	1720	10	6456	80%	5165
Low - 20 acre	560	20	949	42%	399
Base – 20 acre	1000	20	3572	57%	2036
High – 20 acre	1720	20	12912	70%	9038

Table 4: Summaries of OGIP and EUR for the Prospect (current acreage) and Teakettle Unit

	Current Acreage			**Teakettle Unit**		
Case	OGIP Bscf	Recovery Factor	EUR Bscf	OGIP Bscf	Recovery Factor	EUR Bscf
Low	118	54%	63.7	915	54%	494.1
Base	443	66%	292.4	3445	66%	2273.7
High	1601	80%	1280.8	12,454	80%	9963.2

Data Audit

Public data used in this review were obtained from the Wyoming Oil and Gas Commission and a subscription database for production and well data. Public data from the state of Wyoming was available from http://wogcc.state.wy.us/. The production and well data subscriptions are available from PI/Dwights Plus (IHS Energy).

Subscription production and well data from PI/Dwights was the origin of the production database in *Oilfield Manager** (OFM). The OFM database contains well locations of producing, exploratory, abandoned and permitted wells in the area. The production data was reviewed and subsequently used for decline curve analysis (DCA).

The Wyoming Oil and Gas (WOG) site provided additional well reports, several core data reports and pressure data from drill stem tests (DST). Data and forms downloaded from the WOG site are available electronically.

Four (4) DSTs exist in the WOG public records for the study area; however, none are in the actual Prospect area. Furthermore, many pressure tests were not utilizing tight-gas sand testing concepts, so the results were not useful (i.e. testing times never left wellbore storage). However, two drill stem tests in the general study area did provide suitable pressure data to provide ranges for the analysis. The pressures from these two wells (Jonah Gulch 1and Golden Rod 1) are shown in **Figure 5** and indicate the area is slightly over-pressured in the

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Lance Formation. The pressure model for the Jonah area is plotted for reference purposes.

Five (5) wells with core data were found in the general study area; however, none in the actual prospect area. These files were in pdf format and were initially only visually reviewed. Three (3) core report files were converted to obtain depth versus porosity and porosity versus permeability charts and to investigate potential relationships. The depth versus porosity graph for the Jonah Federal 2-5 well is shown in **Figure 6**. The porosity-permeability plot is shown in **Figure 7**. Both figures show different values at different net overburden (NOB) or net confining pressures. **Figure 8** for the Hacienda 6-19 well shows depth versus porosity for the Lance sands. **Figure 9** shows depth versus porosity for the Lance and deeper Mesaverde sands for the Cabrito 30-30 well. These values fit with the petrophysical analysis performed by DCS for this well.

Original Gas-In-Place Estimates

The original gas-in-place (OGIP) estimation was performed by integrating the available geological, petrophysical and reservoir engineering data. Where property distribution data were available, the P10 value was used for the low case, the P50 value was used for the average case and the P90 values was used for the high case of OGIP (**Figures 3** and **4**). When property distributions were not available, ranges of the properties from literature were used to be able provide low and high estimates of OGIP.

During the geological review, gross sand values were determined from analysis in Petra software. The gross sand values for wells in the prospect area were utilized in conjunction with the petrophysical analysis to determine OGIP. **Figure 10** shows the gross sand in the Lance as a cumulative probability plot.

Petrophysical analysis was performed on the Hacienda 6-19 well which is northwest of the acreage. This well was chosen because it provided the most comprehensive data set. The ranges of pay for porosity and water saturation were used as ranges in the OGIP calculations. **Figure 11** is a cumulative probability plot of the porosity distribution calculated from the petrophysical analysis. **Figure 12** is a cumulative probability plot of the water saturation distribution calculated from the petrophysical analysis. Cutoffs for pay were 4.5% porosity and 65% water saturation. The OGIP for the low, average and high cases (P10, P50 and P90) using gross sand thicknesses are shown in **Table 3**.

Once a better property distribution is known, a three dimensional property model would provide a more accurate assessment of OGIP. Additionally, a Monte Carlo or statistical analysis would provide enhanced understanding of the range of OGIP results.

Production/Completion Engineering Review

Once the production database was complete, a decline curve analysis (DCA) was performed to determine EUR of the producing wells in the general area. **Figure 13** shows the ranges of EUR as a cumulative probability chart. Because of the inherent limitations of DCA for low permeability gas sands and the relatively few number of long term producing wells, these EUR were not considered adequate and should be considered a low side.

Figure 14 shows the EUR as function of date of first gas production. As shown in the figure, the highest EUR was from a well completed in 2001. From the public records, most of the wells were stimulated with crosslinked gel fluids.

The completion review was performed to quickly evaluate the effectiveness of the current completion practices in the area. Because of the lack of adequate data, no detailed recommendations can be provided. No correlations could be found between proppant volumes and production indicators such as EUR or Initial Potential (IP). **Figure 15** shows the relationship of proppant volume (lbs of proppant) versus EUR and IP. In **Figure 16** the correlation coefficients were plotted. The R-squared values are too low (below 0.15) and do not suggest any relation between these properties. From previous studies performed by DCS in this area, a combination of completion and reservoir parameters will determine the actual productivity of a particular well.

A more detailed single well review was conducted on the Hacienda 6-19 well. The production history of the well is shown in **Figure 17**. The petrophysical results for the each of three frac stages are shown in **Figures 18**, **19** and **20**.

Two different techniques were performed to determine the reservoir and fracture parameters of the well. The first method was to build a single well model in the

ProCADE[*] software. The second technique was to use a Bayesian Production Analysis tool developed by DCS. Both techniques utilize the available petrophysical, production and reservoir data.

Because limited fracture treatment and pressure data existed, a history match in the *ProCADE* model was not useful; instead only a multilayer forecast was performed. The objective was to vary reservoir properties and fracture parameters until a reasonable match with production occurs. This approach provides a non-unique solution. **Figure 21** shows the match obtained between the actual production data and the model. The fracture properties were assumed to be 150 ft and the permeability was varied to obtain the final match. Final permeabilities were form 0.0012 to 0.0018 mD. This model was the basis for determining recovery factors for the EUR analysis.

The Bayesian Production Analysis tool gives the most probable reservoir and fracture parameters given some known data, such as porosity and pressures. Based on general knowledge of the area, various assumptions were made about the pressure history. Initially, production logging (PL) results were assumed using stage transmissibility ratios as the percentage contributions from each stage. By varying the percentage contribution from the PL results, an improved history match could be performed with more reasonable results. **Figure 22** shows the history match of the model versus actual production. **Figure 23** shows the match of the model PL results versus assumed PL contribution. **Figure 24** shows the production history from each frac stage. **Figure 25** is a summary table of the results from the Bayesian tool.

Interestingly, both approaches showed frac lengths to be approximately 150 ft with micro-darcy permeability. Based on DCS's experience in this area expected frac length should be on the order of 250-500 ft. From the Bayesian approach, the conductivities for stages 2 and 3 were also low. Most likely, all stages were under-stimulated in this well.

As previously stated, limited data was available, so various assumptions were made to be able to complete the analysis. To provide a more rigorous analysis for either approach, a production log and fracture treatment records are required. In addition, pressure data and flowing pressure history should be acquired.

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Estimated Ultimate Recovery

Since there was limited production data in the prospect area, the evaluation of the estimate ultimate recovery (EUR) was heavily influenced by the results from an analog well modeled in analytical single well software. Available technical literature and previous engineering experiences in the tight gas market were used to provide upper limits of the EUR. During the evaluation, production data from wells in the general area was also utilized; however, the wells were not in the prospect area itself, and the completions did not appear optimized. The Completion Review section addressed some of the issues.

Recovery factors and optimum spacing depend on various reservoir parameters, so an integrated reservoir model would provide the best estimate for the prospect area. Recovery factors are dependent on the drainage area, depletion and pressure interference and the effect of the completion through effective hydraulic fracturing.

As a first step, production was updated through September 2009 from the IHS-Enerdeq public database. There are a total of thirty-six (36) wells that are currently producing or have produced in the area (**Figure 26**).

Decline curve analysis (DCA) was next performed for each well individually to determine EUR of the producing wells in the general area. The P/Z method of DCA was not used because of the lack of pressure history; only initial pressures were available. Instead two other DCA methods were employed:

- Log of gas production rate versus time (EUR 1)
- Gas production rate versus cumulative gas production (EUR 2)

For each well in study area, production was forecasted for 120 months (10 years) with an economic limit of 50 MSCF/day. Decline curve analysis results show that most wells have a hyperbolic decline. This type of decline is indicative of:

- Rate data existing only in the transient period
- Low matrix permeability with natural or hydraulic fractures
- Highly heterogeneous reservoirs

Figure 13A and **13B** show EUR probability plot for EUR 1 and 2 respectively. The P10, P50 and P90 EUR from each method are summarized in **Table 5**. The EURs for both methods are nearly identical.

Heterogeneity of production indicator is calculated using Dykstra-Parsons coefficient (**Equation 1**). In study area, production indicator heterogeneity index is about 0.48, which means medium heterogeneity.

Equation 1:

$$V_{EUR} = \frac{EUR_{50} - EUR_{84.1}}{EUR_{50}} \quad \text{-- Eq. 1}$$

Where:

- EUR_{50} = EUR value with 50% probability.
- $EUR_{84.1}$ = EUR at 84.1% of the cumulative sample.
- V_{EUR} = Production Indicator Heterogeneity Index.

Table 6: Comparison of EURs calculated by two different PCA analysis

	EUR 1 (log gas rate versus time) (MMscf)	EUR 2 (linear gas rate versus gas cumulative) (MMscf)
P10	13.74	13.76
P50	262.93	274.55
P90	513.47	601.02

Figure 13 shows the ranges of EUR as a cumulative probability chart. As a result of the inherent limitations of DCA and the relatively few number of long term producing wells, these EUR were not considered adequate and should be considered a low side. Literature review and engineering experience from previous studies were then used to enhance the guidelines for the recovery factors.

Literature reviewed suggests gas recovery factor can be improved to 80% depending on well spacing[2]. Previous proprietary reservoir simulation studies performed by DCS for various clients in tight gas sands such as the Lance and Mesaverde formations show recoveries of up to 90% for 10 acre spacing and 60

year recovery times. The analytical model used for this analysis was limited by time of production and the available data. However, the high case numbers from the literature will be considered in this evaluation.

The analytical well model for a single well was developed during this evaluation using *ProCADE*. *ProCADE* is proprietary software that can model multilayer reservoirs. This single well model provides a baseline for the expected recovery from a single well without effects of interference. Finally, analytical single well models were used to provide ranges of recovery factors for production over 10,000 days. **Table 5** provides a summary of the cases run in *ProCADE*. The results for the 10 and 20 acre enhanced completion cases are similar to the base 10 and 20 acre calculations using petrophysical properties (**Table 3**).

Table 5: Recovery Factors from ProCADE

Case	**GIP MMscf**	**EUR MMscf**	**Recovery Factor**
10 acres	1689	908	54%
15 acres	2533	1215	48%
20 acres	3377	1419	42%
10 acres - enhanced completion	2533	1112	66%
15 acres - enhanced completion	2533	1439	57%
20 acres - enhanced completion	3377	1929	57%

In summary, EURs were calculated using average petrophysical properties, a *ProCADE* and two PCA techniques. The petrophysical properties and *ProCADE* model calculated similar results. The PCA techniques yielded lower EURs, because the wells in this area were not completed optimally and have a short production history.

Production Data Analysis

Scatter plots, bubble and grid maps were used constructed and used to assist in the production data analysis. The left plot in **Figure 27** is the top of Lance versus peak gas rate and indicates that wells completed in the Top Lance have a higher

peak gas rate, based on limited statistics. The right plot in **Figure 27** is net thickness versus peak gas rate. It shows higher peak gas rate with lower net thickness, which is the inverse of the norm; higher net pay, better production. Because there are only 4 points in this plot, a more complete petrophysical analysis coupled with completion information is needed to improve understanding of the reservoir. **Figure 28** is the map of EUR, which shows that northwest study area has superior EUR performance. **Figures 29, 30,** and **31** are maps of cumulative gas, oil and water. Water production is observed in a downdip direction or to the southwest. It should be noted that these maps are probably pessimistic in Tea Kettle Unit and on acreage position because of the lack of established prolonged production in these areas.

Summary and Conclusions

- Additional study is needed to understand the relationship between petrophysical properties and production heterogeneity.
- Marginal P50 EUR performance shows reservoir and completion optimization is required – Focus on high side well performance.
- All wells produce water. This needs to be incorporated into well flow performance.
- Structural position is important to well performance. The northwest part of the study area has better EUR performance, and is highest structurally.
- Petrophysical analysis on all wells could improve the range of uncertainties for OGIP.

References

1 *Jonah Field: Case Study of a Giant Tight-Gas Fluvial Reservoir*, J. W. Robinson and K. W. Shanley, eds.: AAPG Studies in Geology 52 and Rocky Mountain Association of Geologists 2004 Guidebook

2 Tight *Gas Sand Development – How to Dramatically Improve Recovery Efficiency*, Kuuskraa, V.A., GasTIPS, Winter 2004, pp. 15 – 20.

3 *Reserves in Western Basins*, Caldwell, R.H., Scotia Group, US DOE Report, Contract DE-AC21-91MC28130.

4 *Economically Recoverable Natural Gas Resources Beneath Inventories Roadless Areas of Forest Service Lands, Analysis and Results*, Advanced Resources International, Inc., November 2000.


28N108W
28N107W
27N108W
27N107W
26N108W
26N107W
DRY
GAS
GAS-SI
A-1 BLOCK
Teakettle Federal Unit Ouline
Acreage Outline (SE Jonah Prospect)

Figure 1: Location map of SE Jonah Prospect

Schlumberger



Jonah field to north Moxa arch and La Barge platform
Rock Springs uplift
Tertiary
Cretaceous
Upper
Fort
Union
Formation
Bois marker
Unnamed Tertiary
Lance Formation
Mesaverde undiff.
Ericson
Sandstone
Lance Fm.
sandstone
Foxhills
Lewis Shale
Almond Formation
Mesaverde Group
Rock Springs Formation
Rock Springs Formation and older rocks
Blair Fm.
Airport Sandstone Mbr.
Hilliard Shale
Baxter Shale

Modified from Harrison et. al, (2004)[1]
After Law (1984)[2] and
Law and Johnson, 1989)[3]

Figure 2: Stratigraphic column of Upper Cretaceous and Lower Tertiary in western Wyoming. The Cretaceous Lance and Mesaverde along with part of the Tertiary Fort Union (highlighted in pink) are the productive intervals at Jonah Field located 6 miles northwest of the SE Jonah prospect acreage position

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Reservoir Engineering – OGIP (10 acre spacing)

Example Well	Main Objective	Gross Sand (ft)	Net Interval Thickness (ft)	Avg. ϕ	Sw %	Pressure Gradient (psi/ft)	Reservoir Pressure (psi)	Reservoir Temp. (degF)	Gas In Place mmscf	Recovery %	Estimated Ultimate Recovery mmscf
Low Case	Lance	560	**196**	**6.5%**	**62.7 %**	0.433	3551	185	474	54%	332
Average	Lance	1000	**400**	**8.5%**	**50.2 %**	0.450	3780	190	1786	66%	1339
High Case	Lance/ Mesaverde	1720	**860**	**10.2 %**	**38.9 %**	0.500	4350	195	6456	80%	5165

Figure 3: Original gas-in-place (OGIP) cases for 10 acre spacing

Schlumberger

Reservoir Engineering – OGIP (20 acre spacing)

Example Well	**Main Objective**	**Gross Sand (ft)**	**Net Interval Thickness (ft)**	**Avg. ϕ**	**Sw %**	**Pressure Gradient (psi/ft)**	**Reservoir Pressure (psi)**	**Reservoir Temp. (degF)**	**Gas In Place mmscf**	**Recovery %**	**Estimated Ultimate Recovery mmscf**
Low Case	Lance	560	**196**	**6.5%**	**62.7 %**	0.433	3551	185	949	42%	399
Average	Lance	1000	**400**	**8.5%**	**50.2 %**	0.450	3780	190	3572	57%	2036
High Case	Lance/ Mesaverde	1720	**860**	**10.2 %**	**38.9 %**	0.500	4350	195	12912	70%	9038

Figure 4: Original gas-in-place (OGIP) cases for 20 acre spacing

Schlumberger

Reservoir Engineering – DST Data



Pressure Model Comparison
Pressure (psi)
0
1000
2000
3000
4000
5000
6000
7000
0
2000
4000
6000
8000
10000
12000
Depth TVD (ft)
Jonah Pressure Model
Jonah Gulch #1
Jonah Gulch #1
Golden Rod #1
Golden Rod #1
Normal Pressure
Pres Grad 0.65
Jonah Pressure Model
Normal pressure to base of
Fort Union then 1.15 psi/ft

Figure 5: Pressure versus depth plots for drill stem tests (DST) in study area

Schlumberger

Reservoir Engineering – Core Data



Depth Versus Porosity
Jonah Federal 2 Section 5 Township 28N Range 108W
Porosity (%)
0
2
4
6
8
10
12
14
Depth (ft)
9550
9600
9650
9700
9750
9800
9850
9900
9950
10000
NOB PRESSURE 800 psi
NOB PRESSURE 2000 psi
NOB PRESSURE 4000 psi

Figure 6: Porosity versus depth plots for the Jonah Federal 2 well (Sec 5 T28N R108W) at varying net overburden pressures (NOB).

Schlumberger

Reservoir Engineering – Core Data



Permeability Versus Porosity
Jonah Federal 2 Section 5 Township 28N Range 108W
Pemeability (md)
0.25
0.2
0.15
0.1
0.05
0
0
2
4
6
8
10
12
14
Porosity (%)
y = 0.0003e0.5393x
R2 = 0.8137
y = 2E-05e0.8271x
R2 = 0.7017
NOB PRESSURE 4000 psi
NOB PRESSURE 2000 psi
NOB PRESSURE 800 psi
Expon. (NOB PRESSURE 4000 psi)
Expon. (NOB PRESSURE 2000 psi)

Figure 7: Permeability versus porosity plot for the Jonah Federal 2 well (Sec 5 T28N R108W) at varying net overburden pressures (NOB).

Schlumberger

Reservoir Engineering – Core Data



Depth Versus Porsity
Hacienda 6 Section 19 Township 28N Range 108W
Core Porosity %
0
2
4
6
8
10
12
14
16
18
20
7800
8000
8200
8400
8600
8800
9000
Depth

Figure 8: Core porosity versus depth plots for the Hacienda 6-19 well (Sec 19 T28N R108W)

Schlumberger

Reservoir Engineering – Core Data


Depth Versus Porosity
Cabrito 30 Section 30 Township 29N Range 107W
Core Porosity %
10
9
8
7
6
5
4
3
2
1
0
9800
10000
10200
10400
10600
10800
11000
11200
11400
Depth (ft MD)

Figure 9: Core porosity versus depth plots for the Cabrito 30-30 well (Sec 30 T29N R107W)

Schlumberger

Reservoir Engineering – Gross Sand



6.0
4.5
3.0
1.5
0.0
0.999
0.99
0.95
0.9
0.8
0.7
0.5
0.3
0.2
0.1
0.05
0.01
0.001
300
600
900
1200
1500
1800
Cumulative Distribution Frequency
Gross Sand (feet)

Figure 10: Gross sand probability plot for the Lance Formation.

Schlumberger

Reservoir Properties for OGIP from Hacienda 6-19



100
50
10
5
1
Porosity
0.001
0.01
0.05
0.1
0.2
0.3
0.5
0.7
0.8
0.9
0.95
0.99
0.999
Probability
Cutoffs used
4% Porosity & 65% Sw

Figure 11: Porosity distribution plot for the Hacienda 6-19 well (Sec 19 T28N R108W).

Schlumberger

Reservoir Properties for OGIP from Hacienda 6-19



100
50
10
Water Saturation
0.001
0.01
0.05
0.1
0.2
0.3
0.5
0.7
0.8
0.9
0.95
0.99
0.999
Probability

Figure 12: Water saturation distribution plot for the Hacienda 6-19 well (Sec 19 T28N R108W) .

Schlumberger

Production Engineering – DCA Results



Date:6/1/2009
Gas EUR – Study Area
Cumulative Distribution
Frequency
Gas EUR (MMSCF)
0
2
4
6
8
10
0
200000
400000
600000
800000
1000000
0.999
0.99
0.95
0.9
0.8
0.7
0.3
0.2
0.1
0.05
0.01
0.001
P50

Figure 13A: Estimated ultimate recovery (EUR) distribution plot.

Schlumberger

Production Engineering – DCA Results

Date:6/1/2009


Gas EUR – Study Area
Cumulative Distribution
Frequency
10
8
6
4
2
0
0.999
0.99
0.95
0.9
0.8
0.7
0.5
0.3
0.2
0.1
0.05
0.01
0.001
P50
0
200000
400000
600000
800000
1000000
Gas EUR (MMSCF)

Figure 13B: Estimated ultimate recovery (EUR) distribution plot.

Schlumberger

Production Engineering



1000
900
800
700
600
500
400
300
200
100
0
EUR_Case1
EUR_Case2
EUR,MMSCF
1/31/1993
10/28/1995
7/24/1998
4/19/2001
1/14/2004
10/10/2006
7/6/2009
Date of first production

Figure 14: Date of first production versus EUR.

Schlumberger

Completion Engineering


GAS EUR - TEAKETTLE UNIT AREA
Proppant Volume
IP
PROPPANT VOLUME (lbs)
IP (Mscfd)
EUR (MMscf)
0
200000
400000
600000
800000
1000000
1200000
1400000
1600000
1800000
2000000
0
500
1000
1500
2000
2500
3000
3500
4000
0
100
200
300
400
500
600
700
800
900
1000

Figure 15: Proppant volume versus EUR.

Schlumberger

Completion Engineering



GAS EUR - TEAKETTLE UNIT AREA
Proppant Volume
IP
Linear (IP)
Linear (Proppant Volume)
R2 = 0.1445
R2 = 0.0007
PROPPANT VOLUME (lbs)
IP (Mscfd)
EUR (MMscf)
0
200000
400000
600000
800000
1000000
1200000
1400000
1600000
1800000
2000000
0
500
1000
1500
2000
2500
3000
3500
4000
0
100
200
300
400
500
600
700
800
900
1000

Figure 16: Proppant volume versus EUR with correlation coefficients. There is no correlation between proppant volume and EUR.

Schlumberger


HACIENDA 6-19
24900103523756005411
Cum_Gas (MMcf)
PD_oil (bbl/d)
PD_water (bbl/d)
PD_Gas (Mcf/d)
LGR_Cum (bbl/MMcf)
10000
5000
1000
500
100
50
10
5
1
0.5
0.1
2005
06
07
Date

Figure 17: Production history of the Hacienda 6-19 well (Sec 19 T28N R108W).

Schlumberger







Figure 18: Petrophysical evaluation of the Hacienda 6-19 well (Sec 19 T28N R108W) over the interval hydraulically fractured in stage 1.







Figure 19: Petrophysical evaluation of the Hacienda 6-19 well (Sec 19 T28N R108W) over the interval hydraulically fractured in stage 2.


8000
8050
8100
8150


8150
8200
8250
8300


8300
8350
8400
8450

Figure 20: Petrophysical evaluation of the Hacienda 6-19 well (Sec 19 T28N R108W) over the interval hydraulically fractured in stage 3.

Schlumberger

ProCADE Results

Frac Stage	Perm (md)	Half Length (ft)	Porosity (%)	Sw (%)
1	0.0018	150	8.8 %	52 %
2	0.0014	150	8.7 %	46 %
3	0.0012	150	8.3 %	47 %



Np - Oil (STB)
Wp - Water (STB)
Prod Data Np - Oil(STB)
Prod Data Wp - Water(STB)
Gp - Gas (MMscf)
Prod Data Gp - Gas(MMscf)
Gas Cumulative Production
Oil/Water Cumulative Production
Time (days)

Figure 21: Production match of the Hacienda 6-19 well (Sec 19 T28N R108W) using *ProCADE*. Table shows results from the 3 hydraulic fracture stages

Schlumberger

Bayesian Production Analysis



Commingled Gas Rate History Match (CPU Time= 29 min)
Observed
Model
Well Gas Flow Rate, Mscf/Day
1,000
800
600
400
200
0
0
200
400
600
800
1,000
Time, days

Figure 22: Commingled gas rate history match of the Hacienda 6-19 well (Sec 19 T28N R108W) using Bayesian Production Analysis

Schlumberger

Bayesian Production Analysis Production Log Match



PL 1
Model
Percent Contributions at 100 days.
Percent Contribution, %
60
50
40
30
20
10
0
Stage 3
Stage 2
Stage 1
1
2
3
4
5
6
7
8
9
10
11
12
Sand Group (from the top)

Figure 23: Production log match of the Hacienda 6-19 well (Sec 19 T28N R108W) using Bayesian Production Analysis

Schlumberger

Bayesian Production Analysis Production Per Stage



Percent Contributions as a Function of Time
Stage 3 (Upper Lance)
Stage 2 (Lance)
Stage 1 (Lower Lance)
PL 1; Stage 3
PL 1; Stage 2
PL 1; Stage 1
60
50
40
30
20
10
0
Percent Contribution, %
0
200
400
600
800
1,000
Time, days

Figure 24: Production history of each hydraulic fracture stage in the Hacienda 6-19 well (Sec 19 T28N R108W) using Bayesian Production Analysis

Schlumberger

Bayesian Production Analysis Summary Results

Stage	PLT, %	Sand(s)	k, md	xf, ft	Net, ft	kfw, md-ft	kxf, md-ft	CfD
3	25.00	Upper Lance	2.40E-03	110	116.0	3.87	0.26	14.62
2	25.00	Lance	1.21E-03	154	129.0	1.81	0.19	9.68
1	50.00	Lower Lance	8.05E-02	2	129.5	0.12	0.13	0.90

Figure 25: Summary of results for each hydraulic fracture stage in the Hacienda 6-19 well (Sec 19 T28N R108W) using Bayesian Production Analysis

Schlumberger


4-1
3-11
3-15
6-17A
4-19
6-19
5-20
12-19
12-21
11-30
5-29
14-30
1-34
1-36
7-35
8-31
16-2
4-7
15-11
2-13
2-18
16-14
11-24
15-24
3-36
11-36
12-34
1
SE Jonah Prospect
Proposed Teakettle Unit

Figure 26: Map of wells with production data

Schlumberger

Date:6/1/2009



7500
8000
8500
9000
9500
10000
Top of Lance (ft)
0
1000
2000
3000
4000
5000
Peak Gas Cal Day (Mcf/d)
1050
900
750
600
450
300
Lance Net Thick (ft)
0
1000
2000
3000
4000
5000
Peak Gas Cal Day (Mcf/d)

Figure 27: Scatter plot of structural top Lance and net thickness versus peak gas rate

Schlumberger

Date:6/1/2009



-109.840
-109.760
-109.680
-109.600
-109.520
-109.440
42.450
42.375
42.300
42.225
42.150
3-15
3-11
6-17A
5-20
12-21
5-29
1-34
7-35
8-31
1-36
16-2
4-7
15-11
2-13
2-18
16-14
11-24
15-24
3-36
11-36
12-34
1
Gas EUR 1 (Mcf)
3091.00
402957.54
802824.09

Figure 28: Map of EUR distribution


Date:6/1/2009
-109.840
-109.760
-109.680
-109.600
-109.520
-109.440
42.450
42.375
42.300
42.225
42.150
3-15
3-11
6-17A
4-19
6-19
5-20
12-19
12-21
11-30
5-29
14-30
1-34
7-35
1-36
8-31
10-36
1
16-2
4-7
15-11
2-13
2-18
16-14
11-24
15-24
3-36
11-36
12-34
Gas Cum (Mcf)
0.00
276796.00
553592.00

Figure 29: Map of cumulative gas production

Schlumberger

Date:6/1/2009



-109.840
-109.760
-109.680
-109.600
-109.520
-109.440
42.450
42.375
42.300
42.225
42.150
cv.w atercum
0.00
14495.00
28990.00

Figure 30: Map of cumulative water production

Date:6/1/2009



-109.840
-109.760
-109.680
-109.600
-109.520
-109.440
42.450
42.375
42.300
42.225
42.150
cv.oilcum
0.00
2509.50
5019.00

Figure 31: Map of cumulative oil production

Schlumberger

Base Map


Jonah Field
A
A’
B
B’
C
C’
28N 108W
28N 107W
27N 108W
27N 107W
26N 108W
Proposed Teakettle Unit
SE Jonah Acreage
South Pass Shear Fault
RADIO TOWER FEDERAL 1-8
BULL DRAW FEDERAL 3-11
WARDELL FEDERAL 1
JONAH 3-15
OUTLAND STATE 1
HACIENDA 12-21
HACIENDA 5-29
HACIENDA 14-30
CRIMSON UNIT 8-31
JONAH STATE 3-36-28-10
POBLANO FEDERAL 1-28
POBLANO FEDERAL 9-27
POBLANO FEDERAL 7-33
JUEL SPRING FEDERAL 3-2
CRIMSON UNIT 8-6
CRIMSON FEDERAL 4-7
SAGEBRUSH FEDERAL 3-8
SUBLETTE FLAT 1
CRIMSON UNIT 2-18
CRIMSON STATE 4-16
TEAKETTLE 4-14
CANTINA 9-16
BRIGHT TRAIL UNIT 1
LUMEN ROAD UNIT 1
CRIMSON UNIT 14-19
SAGEBRUSH 14-20
OLD ROAD UNIT 1
MERLIN UNIT 1
LOMARD CANYON UNIT A-1 BLOCK
ARECIBO UNIT 1
SUBLETTE FLATS UNIT 4-10
JONAH GULCH 1
GOVT-TEX PACIFIC 1
MORDRED 31-13
SunCal
SE Jonah Area
Cross Sections Basemap
0 5,000 10,000
FEET
POSTED WELL DATA
Well Name
Well Number
ATTRIBUTE MAP
Any Raster Log IS PRESENT
WELL SYMBOLS
Location Only
Gas Well
Dry Hole
Junked
Dry Hole, With Show of Oil
Dry Hole, With Show of Gas
Drilling Well
By: W.J. Clark, Schlumberger DCS
January 10, 2008
PETRA 1/10/2008 2:10:44 PM

Map 1

Teakettle Unit

Acreage (SE Jonah Prospect)

Schlumberger

Structure at top Fort Union Coal Zone


SunCal
SE Jonah Area
Structure-Fort Union Coal
0
7,699
15,398
FEET
POSTED WELL DATA
Well Name
Well Number
FMTOPS - FTUNION_COAL[WJC] (SS) (FEET)
ATTRIBUTE MAP
Any Raster Log IS PRESENT
CONTOURS
FMTOPS - FTUNION_COAL [WJC] - Fort Union Coal
FMTOPSFTUNION_COALWJC.GRD
Contour Interval = 200
WELL SYMBOLS
Location Only
Gas Well
Dry Hole
Injection Well
Junked
Dry Hole, With Show of Oil
Dry Hole, With Show of Gas
Drilling Well
By: W.J. Clark, Schlumberger DCS
September 24, 2009
28N 108W
28N 107W
27N 108W
27N 107W
26N 108W
26N 107W
HACIENDA 4-1
HACIENDA WDW 95-12
RADIO TOWER FEDERAL 1-8
WARDELL FEDERAL 1 -521
JONAH 3-15 -544
OUTLAND STATE 1
HACIENDA 12-19 281
HACIENDA 5-20
HACIENDA 12-21 -15
HACIENDA 5-29 183
HACIENDA 11-30
HACIENDA 14-30 245
HOLMES 1-36
CRIMSON UNIT 8-31
CRIMSON UNIT 8-6
CRIMSON FEDERAL 4-7
CRIMSON UNIT 2-18
CRIMSON STATE 4-16
TEAKETTLE 4-14
BRIGHT TRAIL UNIT
LUMEN ROAD UNIT 1 666
CRIMSON UNIT 14-19
OLD ROAD UNIT 1 467
LOMARD CANYON UNIT A-1 BLOCK 811
ARECIBO UNIT 1 732
ASPIRIN UNIT 1 889
815
POBLANO FEDERAL 1-28
POBLANO FEDERAL 9-27 -730
POBLANO FEDERAL 7-33 -445
JONAH STATE 6-36 -153
JUEL SPRING FEDERAL 3-2 -964
SAGEBRUSH FEDERAL 3-8 133
SUBLETTE FLAT 1 132
CANTINA 9-16 -502
SAGEBRUSH 14-20
MERLIN UNIT 1 -613
SUBLETTE FLATS UNIT 4-10 -502
GULCH 1 -273
GOVT-TEX PACIFIC 1 -272
3-11 -1,576
-800
-400
0
400
800
PETRA 9/24/2009 1:35:06 PM

Teakettle Unit

Acreage (SE Jonah Prospect)

Map 2

Schlumberger

Structure at top Lance Formation


SunCal
SE Jonah Area
Structure Lance Fm.
0
7,699
15,398
FEET
POSTED WELL DATA
Well Name
Well Number
FMTOPS - LANCE[WJC] (SS) (FEET)
ATTRIBUTE MAP
Any Raster Log IS PRESENT
CONTOURS
FMTOPS - LANCE [WJC] - Lance
FMTOPSLANCEWJC.GRD
Contour Interval = 250
WELL SYMBOLS
Location Only
Gas Well
Dry Hole
Injection Well
Junked
Dry Hole, With Show of Oil
Dry Hole, With Show of Gas
Drilling Well
By: W.J. Clark, Schlumberger DCS
September 24, 2009
28N 108W
28N 107W
27N 108W
27N 107W
26N 108W
26N 107W
"South Pass" Shear Fault
RADIO TOWER FEDERAL
JONAH STATE
SAGEBRUSH FEDERAL
SUBLETTE FLAT
TEAKETTLE
CANTINA
MERLIN UNIT
OLD ROAD UNIT
LOMARD CANYON UNIT
ARECIBO UNIT
ASPIRIN UNIT
SUBLETTE FLATS UNIT
GOVT-TEX PACIFIC
JUEL SPRING FEDERAL
POBLANO FEDERAL
CRIMSON UNIT
CRIMSON STATE
CRIMSON FEDERAL
HACIENDA
BRIGHT TRAIL UNIT
LUMEN ROAD UNIT
SAGEBRUSH
-2,354
-2,553
-2,006
-1,660
-1,585
-1,464
-1,159
-1,532
-1,640
-1,547
-1,334
-1,288
-974
-994
-899
-614
-500
-291
-368
-284
-188
-1,487
-1,544
-998
-726
-870
-807
-819
PETRA 9/24/2009 1:39:09 PM

Teakettle Unit

Acreage (SE Jonah Prospect)

Map 3

Schlumberger

Structure at top Mesaverde


SunCal
SE Jonah Area
Structure Mesaverde Fm.
0 7,699 15,398
FEET
POSTED WELL DATA
Well Name
Well Number
FMTOPS - MESAVERDE[WJC] (SS) (FEET)
ATTRIBUTE MAP
Any Raster Log IS PRESENT
CONTOURS
FMTOPS - MESAVERDE [WJC] - Mesaverde
FMTOPSMESAVERDEWJC.GRD
Contour Interval = 200
WELL SYMBOLS
Location Only
Gas Well
Dry Hole
Injection Well
Junked
Dry Hole, With Show of Oil
Dry Hole, With Show of Gas
Drilling Well
By: W.J. Clark, Schlumberger DCS
September 24, 2009
28N 108W
28N 107W
27N 108W
27N 107W
26N 108W
26N 107W
HACIENDA 4-1
HACIENDA WDW 95-12
RADIO TOWER FEDERAL 1-8
-4,883
-5,281
WARDELL FEDERAL 1
-3,790
JONAH 3-15
-3,917
OUTLAND STATE 1
HACIENDA 12-21
HACIENDA 5-29
-3,087
CRIMSON UNIT 8-31
POBLANO FEDERAL 1-28
-4,072
POBLANO FEDERAL 9-27
-4,338
POBLANO FEDERAL 7-33
-3,976
-3,547
JUEL SPRING FEDERAL 3-2
-4,716
CRIMSON UNIT 6-6
CRIMSON FEDERAL 4-7
SAGEBRUSH FEDERAL 3-8
-3,348
CRIMSON UNIT 2-18
CRIMSON STATE 4-16
TEAKETTLE 4-14
CANTINA 9-16
BRIGHT TRAIL UNIT
LUMEN ROAD UNIT 1
-2,744
SAGEBRUSH 14-20
-3,291
MERLIN UNIT 1
-3,745
OLD ROAD UNIT
-2,879
LOMARD CANYON UNIT A-1 BLOCK
SUBLETTE FLATS UNIT 4-10
-3,504
ARECIBO UNIT 1
-2,524
-2,492
ASPIRIN UNIT 1
-2,419
-3,217
GOVT-TEX PACIFIC 1
-1,761
-4400
-4200
-4000
-3800
-3600
-3400
-3200
-3000
-2800
-2600
PETRA 9/24/2009 1:40:36 PM

Teakettle Unit

Acreage (SE Jonah Prospect)

Map 4

Fort Union Thickness Isopach


SunCal
SE Jonah Area
Isopach-Fort Union Coal
0
7,699
15,398
FEET
POSTED WELL DATA
Well Name
Well Number
WELL - FT_UNION_ISOPACH[WJC]
ATTRIBUTE MAP
Any Raster Log IS PRESENT
CONTOURS
WELLFT_UNION_ISOPACHWJC.GRD
Contour Interval = 25
WELL SYMBOLS
Location Only
Gas Well
Dry Hole
Injection Well
Junked
Dry Hole, With Show of Oil
Dry Hole, With Show of Gas
Drilling Well
By: W.J. Clark, Schlumberger DCS
September 24, 2009
28N 108W
28N 107W
27N 108W
27N 107W
26N 108W
26N 107W
HACIENDA 4-1
HACIENDA WDW 95-12
RADIO TOWER FEDERAL 1-8
WARDELL FEDERAL 1
966
JONAH 3-15
1,000
OUTLAND STATE 1
977
HACIENDA 12-19
1,006
HACIENDA 12-21
984
HACIENDA 5-29
1,058
1,052
1,064
CRIMSON UNIT 8-31
HACIENDA 2-35
1,007
POBLANO FEDERAL 1-28
POBLANO FEDERAL 9-27
929
POBLANO FEDERAL 7-33
1,018
JUEL SPRING FEDERAL 3-2
1,042
CRIMSON UNIT 8-6
CRIMSON FEDERAL 4-7
SAGEBRUSH FEDERAL 3-8
1,032
1,127
CRIMSON UNIT 2-18
CRIMSON STATE 4-16
TEAKETTLE 4-14
CANTINA 9-16
1,030
BRIGHT TRAIL UNIT
LUMEN ROAD UNIT 1
1,166
CRIMSON UNIT 14-19
SAGEBRUSH 14-20
MERLIN UNIT 1
1,027
OLD ROAD UNIT 1
1,081
LOMARD CANYON UNIT A-1 BLOCK
1,102
SUBLETTE FLATS UNIT 4-10
1,045
ARECIBO UNIT 1
1,099
1,061
ASPIRIN UNIT 1
1,077
GOVT-TEX PACIFIC 1
1,017
975
1000
1025
1075
1100
1125
PETRA 9/24/2009 1:32:53 PM

Teakettle Unit
Acreage (SE Jonah Prospect)

Map 5

Schlumberger

Lance Formation Thickness Isopach


SunCal
SE Jonah Area
Isopach Lance Fm.
0 7,699 15,398
FEET
POSTED WELL DATA
Well Name
Well Number
WELL - LANCE_ISOPACH[WJC]
ATTRIBUTE MAP
Any Raster Log IS PRESENT
CONTOURS
WELLLANCE_ISOPACHWJC.GRD
Contour Interval = 100
WELL SYMBOLS
Location Only
Gas Well
Dry Hole
Injection Well
Junked
Dry Hole, With Show of Oil
Dry Hole, With Show of Gas
Drilling Well
By: W.J. Clark, Schlumberger DCS
September 24, 2009
28N 108W
28N 107W
27N 108W
27N 107W
26N 108W
26N 107W
2600
2300
2200
2100

Teakettle Unit

Acreage (SE Jonah Prospect)

Map 6

Gross Sand Isopach Lance Formation


SunCal
SE Jonah Area
IsopachGross Sand Lance Fm.
0 7,699 15,398
FEET
POSTED WELL DATA
Well Name
Well Number
WELL - NET_LANCE[WJC]
ATTRIBUTE MAP
Any Raster Log IS PRESENT
CONTOURS
WELL - NET_LANCE [WJC] - NET_LANCE
WELLNET_LANCEWJC.GRD
Contour Interval = 100
WELL SYMBOLS
Location Only
Gas Well
Dry Hole
Injection Well
Junked
Dry Hole, With Show of Oil
Dry Hole, With Show of Gas
Drilling Well
By: W.J. Clark, Schlumberger DCS
September 24, 2009
28N 108W
28N 107W
27N 108W
27N 107W
26N 108W
26N 107W
"South Pass" Shear Fault
RADIO TOWER FEDERAL
1-8
1,271
BULL DRAW FEDERAL
3-11
1,007
JONAH
3-15
1,021
OUTLAND STATE
HACIENDA
5-29
615
POBLANO FEDERAL
1-28
1,705
POBLANO FEDERAL
9-27
1,737
POBLANO FEDERAL
7-33
1,605
JONAH STATE
6-36
1,512
JUEL SPRING FEDERAL
3-2
955
SAGEBRUSH FEDERAL
3-8
1,014
SUBLETTE FLAT
CANTINA
9-16
CRIMSON UNIT
CRIMSON STATE
4-16
TEAKETTLE
4-14
BRIGHT TRAIL UNIT
LUMEN ROAD UNIT
SAGEBRUSH
14-20
MERLIN UNIT
724
OLD ROAD UNIT
794
LOMARD CANYON UNIT
A-1 BLOCK
ARECIBO UNIT
653
SUBLETTE FLATS UNIT
4-10
585
757
ASPIRIN UNIT
776
792
GOVT-TEX PACIFIC
1300
1600
1500
1400
1200
1100
1000
900
800
700
PETRA 9/24/2009 1:43:13 PM

Teakettle Unit

Acreage (SE Jonah Prospect)

Map 7

UWI/API	WELLNAME	WELLNO	SURFLAT	SURFLON	TOWNSHIP	RANGE	FTUNION_COAL (MD)	LANCE (MD)	MESAVERDE (MD)	WELL FT_UNION_ISOPACH	WELL LANCE_ISOPACH	WELL SAND-GROSS_LANCE
49035237570000	HACIENDA	11-30	42.37429	-109.7338103	28N	108W	6808.09	7859.91		1051.82		
49035230250000	HACIENDA	14-30	42.37038	-109.7376203	28N	108W	6796.7	7860.84		1064.15		
49035215420000	CANTINA	9-16	42.31426	-109.5712502	27N	107W	7249.42	8279.17		1029.75		
49035213560000	JONAH	3-15	42.40825	-109.6778602	28N	108W	7606.56	8607.06	10980.24	1000.49	2373.18	1020.68
49035204110000	LUMEN ROAD UNIT	1	42.29987	-109.7020502	27N	108W	6742.43	7839.83		1097.41		
49035054330000	SUBLETTE FLAT	1	42.32803	-109.6098807	27N	107W	6816.05	7801.34	10155	985.29	2353.66	
49035225030000	HACIENDA	12-21	42.38551	-109.7024802	28N	108W	7061.5	8045.08		983.58		
49035237560000	HACIENDA	6-19	42.39078	-109.7356102	28N	108W	6821.42	7827.56		1006.14		
49035205240000	BRIGHT TRAIL UNIT	1	42.30245	-109.6915502	27N	108W	6720.17	7785.24	9799.42	1065.07	2014.17	
49037216150000	JONAH GULCH	1	42.23822	-109.5791209	26N	107W	6949.58	8010.98	9894.42	1061.4	1883.45	792.33
49037064480000	GOVT-TEX PACIFIC	1	42.21888	-109.5802302	26N	107W	6960.72	7977.34		1016.62		
49037261130000	ARECIBO UNIT	1	42.2447	-109.6966809	26N	108W	6089.38	7188.8	9106.36	1099.42	1917.56	653.19
49037269340000	MORDRED	31-13	42.18376	-109.7403103	26N	108W	6282.03	7390.92		1108.89		
49037234700000	SUBLETTE FLATS UNIT	4-10	42.24759	-109.5632601	26N	107W	7184.77	8229.91	10187.02	1045.13	1957.11	584.89
49035221480000	POBLANO FEDERAL	7-33	42.36005	-109.5758903	28N	107W	7341.31	8359.57	10871.7	1018.25	2512.14	1604.91
49035230920000	MERLIN UNIT	1	42.28731	-109.5565503	27N	107W	7317.01	8343.75	10449.43	1026.75	2105.68	723.95
49035230770000	SUGAR LOAF	11-36	42.2712	-109.7547804	27N	109W			8341			
49035218090000	JONAH STATE	3-36-28-10	42.36438	-109.6388004	28N	108W	7088.53	8095.36	10483.4	1006.82	2388.05	1512.48
49035221090000	JUEL SPRING FEDERAL	3-2	42.34875	-109.5404402	27N	107W	7859.16	8900.75	11611.38	1041.59	2710.63	954.93
49035221200000	POBLANO FEDERAL	1-28	42.36947	-109.5724003	28N	107W		8515.31	11001.64		2486.34	1704.68
49035221470000	POBLANO FEDERAL	9-27	42.37072	-109.5506003	28N	107W	7689.29	8618.77	11297.2	929.48	2678.43	1737.11
49035220170000	SCARLET UNIT	11-24	42.30053	-109.7545802	27N	109W			8728			
49035212830000	BULL DRAW FEDERAL	3-11	42.41295	-109.5430001	28N	107W	8660.77	9637.83	12365.86	977.06	2728.03	1006.97
49035213660000	SAGEBRUSH FEDERAL	3-8	42.33523	-109.6009908	27N	107W	6743.72	7686.71	10157.8	943	2471.08	1013.86
49035203420000	WARDELL FEDERAL	1	42.41195	-109.6875109	28N	108W	7570.5	8536.8	10670.39	966.3	2133.59	
49035201530000	LOMARD CANYON UNIT	A-1 BLOCK	42.26705	-109.7018703	27N	108W	5955.79	7075.46		1119.67		
49035226610000	SAGEBRUSH	14-20	42.29701	-109.6001902	27N	107W		7712	10033.24		2321.24	
49035216790000	RADIO TOWER FEDERAL	1-8	42.42002	-109.5921008	28N	107W		9357.72	11887.34		2529.62	1270.83
49035225410000	HACIENDA	5-29	42.37621	-109.7205103	28N	108W	6855.18	7908.18	9824.84	1053	1916.66	527.24
49035224160000	JONAH FEDERAL	4-18	42.40899	-109.7412302	28N	108W	6912.12	7889.51	9837.79	977.39	1948.28	340.28
49037269340000	MORDRED	31-13	42.18376	-109.7403100	26N	108W	6060.00	7132.00		1072.00		
49037213190000	PARRISH MARK UNIT	1	42.24265	-109.7507000	26N	109W	6066.00	7165.00	9373.00	1099.00	2208.00	757.30
49037218300000	ASPIRIN UNIT	1	42.23126	-109.7500000	26N	109W	6032.00	7109.00	9340.00	1077.00	2231.00	776.30
49035206220000	OLD ROAD UNIT	1	42.28502	-109.6727000	27N	108W	6368.00	7449.00	9714.00	1081.00	2265.00	793.68

Table 2: Well list showing wells with location, structure, and isopach data.

SE Jonah Prospect
Production Domain Update

Dr. Hui Gao and Andy Baker

Schlumberger Data and Consulting Services
Denver, CO

Work Summary

- Updated production history from public database (IHS/Enerdeq)
- Re-ran production decline curve analysis
- Updated production data analysis techiques
  - Scatter plots, grid maps, bubble maps

Results

- Water production occurs downdip
- Most wells show hyperbolic decline
  - Rate data existing only in the transient period
  - Low permeability with natural or hydraulic fractures
  - Highly heterogeneous reservoirs
- Wells completed on Top Lance have higher peak gas rate (limited statistics)
- Northwest study area has superior EUR performance
- Production Indicator shows medium heterogeneity. EUR Dykstra-Parsons equals to 0.48.

EUR Tabular Results

	EUR 1 (log gas rate versus time) (Mscf)	EUR 2 (linear gas rate versus gas cumulative) (Mcf)
p.50	262,931	274,553
p.90	513,469	601,023
p.10	13,739	13,761

EUR Probability Plot – Case1

Date:6/1/2009


10
8
6
4
2
0
Cumulative Distribution
Frequency
0.999
0.99
0.95
0.9
0.8
0.7
0.5
0.3
0.2
0.1
0.05
0.01
0.001
P50
0
200000
400000
600000
800000
1000000
Gas EUR 1 (Mcf)

EUR Probability Plot – Case2

Date:6/1/2009


10
8
6
4
2
0
Cumulative Distribution
Frequency
0.999
0.99
0.95
0.9
0.8
0.7
0.5
0.3
0.2
0.1
0.05
0.01
0.001
P50
0
200000
400000
600000
800000
1000000
Gas EUR 2 (Mcf)

OFM Base Map


4-1
3-11
3-15
6-17A
4-19
6-19
5-20
12-19
12-21
11-30
5-29
14-30
1-36
8-31
1-34
7-35
15-35
16-2
4-7
15-11
2-13
2-18
16-14
11-24
15-24
3-36
11-36
12-34
1

Scatter Plot of Lance Top and Net Thickness versus Peak Gas Rate

Date:6/1/2009


7500
8000
8500
9000
9500
10000
Top of Lance (ft)
0
1000
2000
3000
4000
5000
Peak Gas Cal Day (Mcf/d)
1050
900
750
600
450
300
Lance Net Thick (ft)
0
1000
2000
3000
4000
5000

EUR

Date:6/1/2009



-109.840
-109.760
-109.680
-109.600
-109.520
-109.440
42.450
42.375
42.300
42.225
42.150
6-17A
3-15
3-11
4-19
12-19
5-20
12-21
11-30
14-30
5-29
1-34
7-35
1-36
8-31
15-35
16-2
4-7
15-11
2-13
2-18
16-14
11-24
15-24
3-36
11-36
12-34
1
Gas EUR 1 (Mcf)
3091.00
402957.54
802824.09

Cumulative Gas Production

Date:6/1/2009


-109.840
-109.760
-109.680
-109.600
-109.520
-109.440
42.450
42.375
42.300
42.225
42.150
3-15
3-11
6-17A
4-19
6-19
5-20
12-19
12-21
11-30
5-29
14-30
1-36
1-34
7-35
8-31
15-35
16-2
4-7
15-11
2-13
2-18
16-14
11-24
15-24
3-36
11-36
12-34
1
Gas Cum (Mcf)
0.00
276796.00
553592.00

Cum Water Production

Date:6/1/2009


-109.840
-109.760
-109.680
-109.600
-109.520
-109.440
42.450
42.375
42.300
42.225
42.150
cv.w atercum
0.00
14495.00
28990.00

Cum Oil Production

Date:6/1/2009


-109.840
-109.760
-109.680
-109.600
-109.520
-109.440
42.450
42.375
42.300
42.225
42.150
cv.oilcum
0.00
2509.50
5019.00

Peak Monthly Gas Rate

Date:6/1/2009


-109.84
-109.76
-109.68
-109.60
-109.52
-109.44
42.42
42.36
42.30
42.24
42.18
Peak_MonthGas
612000
39920500
79229000

Peak Monthly Water Rate

Date:6/1/2009


-109.84
-109.76
-109.68
-109.60
-109.52
-109.44
42.42
42.36
42.30
42.24
42.18
Peak_MonthWater
420
2230
4040

Peak Monthly Oil Rate


Date:6/1/2009
-109.84
-109.76
-109.68
-109.60
-109.52
-109.44
42.42
42.36
42.30
42.24
42.18
Peak_MonthOil
45
492
939

Decline Curve Analysis

- Ran logarithmic gas rate versus time analysis(Case1)
- Ran linear gas rate versus cumulative gas volume(Case2)
- Develop EUR probability plot
- Did not run P/Z due to lack of pressure histories
- Forecast for 120 months and economic limit is 50 Mscf/day
- Some wells are under economic limit and no decline curve analysis performed

3-11

MOUNTAIN PETROLEUM CORPORATION
3-11
49035212830000

Cum Gas: 39723 MSCF EUR1: 39723 Mcf
Cum OIL: 271 BBL
Cum WATER: 7271 BBL EUR2: 39723 Mcf



1000
100
10
1
0.1
Cal Day Gas, Mcf/d
1994
95
96
97
98
99
2000
01
02
03
04
05
06
07
08
Date

Working Forecast	Parameters
Phase	: Gas
Case Name	: Case1
b	: 1.46311
Di	: 0.00893354 M.n.
qi	: 2.70968 Mcf/d
ti	: 12/31/2009
te	:
Final Rate	: 4.52403 Mcf/d
Cum. Prod.	: 39.723 Mcf
Cum. Date	: 05/31/2008
Reserves	: 0 Mcf
Reserves Date	: N/A
EUR	: 39.723 Mcf
Forecast Ended By	: Rate
DB Forecast Date	: 10/02/2009
Reserve Type	: None

3-15

ENCANA OIL & GAS (USA) INCORPORATED
3-15
49035213560000

Cum Gas: 25516 MSCF EUR1: 25516 Mcf
Cum OIL: 1229 BBL
Cum WATER: 1134 BBL EUR2: 25516 Mcf



100
10
1
0.1
0.01
Cal Day Gas, Mcf/d
1994
95
96
97
98
99
2000
01
02
03
04
05
06
07
08
09
Date

Working Forecast	Parameters
Phase	: Gas
Case Name	: Case1
b	: 0
Di	: 0.2474 M.n.
qi	: 0.612903 Mcf/d
ti	: 12/31/2009
te	:
Final Rate	: 0.000202473 Mcf/d
Cum. Prod.	: 25.516 Mcf
Cum. Date	: 03/31/2009
Reserves	: 0 Mcf
Reserves Date	: N/A
EUR	: 25.516 Mcf
Forecast Ended By	: Rate
DB Forecast Date	: 10/02/2009
Reserve Type	: None

5-1

ENCANA OIL & GAS (USA) INCORPORATED
5-1
49035217380000

Cum Gas: 441654 MSCF
Cum OIL: 1236 BBL
Cum WATER: 23235 BBL
EUR1: 475322 Mcf
EUR2: 504203 Mcf


1000
100
10
1
0.1
0.01
Cal Day Gas, Mcf/d
1999
2000
01
02
03
04
05
06
07
08
09
10
Date
Working Forecast Parameters
Phase : Gas
Case Name : Case1
b : 0
Di : 0.0320884 M.n.
qi : 87.1667 Mcf/d
ti : 05/31/2009
te : 11/30/2010
Final Rate : 48.9157 Mcf/d
Cum. Prod. : 441.654 Mcf
Cum. Date : 06/30/2009
Reserves : 33.7089 Mcf
Reserves Date : 11/30/2010
EUR : 475.363 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None

11-24

ENCANA OIL & GAS (USA) INCORPORATED
11-24
49035220170000

Cum Gas: 297155 MSCF EUR1: 512037 Mcf
Cum OIL: 2711 BBL
Cum WATER: 17013 BBL EUR2: 622820 Mcf



1000
500
100
50
10
5
1
Cal Day Gas, Mcf/d
2000
01
02
03
04
05
06
07
08
09
10
11
12
13
14
15
16
17
Date

Working Forecast	Parameters
Phase	: Gas
Case Name	: Case1
b	: 1
Di	: 0.0162489 M.n.
qi	: 125.9 Mcf/d
ti	: 05/31/2009
te	: 03/31/2017
Final Rate	: 49.8154 Mcf/d
Cum. Prod.	: 297.155 Mcf
Cum. Date	: 06/30/2009
Reserves	: 214.912 Mcf
Reserves Date	: 03/31/2017
EUR	: 512.067 Mcf
Forecast Ended By	: Rate
DB Forecast Date	: 10/02/2009
Reserve Type	: None

12-21

ENCANA OIL & GAS (USA) INCORPORATED
12-21
49035225030000

Cum Gas:	42907 MSCF	EUR1:	58316 Mcf
Cum OIL:	305 BBL		
Cum WATER:	4348 BBL	EUR2:	64037 Mcf



1000
500
100
50
10
5
1
Cal Day Gas, Mcf/d
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
2009
Date

Working Forecast	Parameters
Phase	: Gas
Case Name	: Case1
b	: 0
Di	: 0.341191 M.n.
qi	: 314.6 Mcf/d
ti	: 05/31/2009
te	: 11/30/2009
Final Rate	: 40.4454 Mcf/d
Cum. Prod.	: 42.907 Mcf
Cum. Date	: 06/30/2009
Reserves	: 16.4423 Mcf
Reserves Date	: 11/30/2009
EUR	: 59.3493 Mcf
Forecast Ended By	: Rate
DB Forecast Date	: 10/02/2009
Reserve Type	: None

5-29

ENCANA OIL & GAS (USA) INCORPORATED
5-29
49035225410000

Cum Gas: 193540 MSCF
Cum OIL: 2173 BBL
Cum WATER: 11871 BBL

EUR1: 201604 Mcf
EUR2: 204884 Mcf



Cal Day Gas, Mcf/d
10000
1000
100
10
1
0.1
0.01
2001
02
03
04
05
06
07
08
09
Date
Working Forecast Parameters
Phase : Gas
Case Name : Case1
b : 1
Di : 0.0242663 M.n.
qi : 57.2667 Mcf/d
ti : 05/31/2009
te : 11/30/2009
Final Rate : 49.9754 Mcf/d
Cum. Prod. : 193.54 Mcf
Cum. Date : 06/30/2009
Reserves : 8.08461 Mcf
Reserves Date : 11/30/2009
EUR : 201.625 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None

Schlumberger
Data and Consulting Services
US West

5-20

ENCANA OIL & GAS (USA) INCORPORATED
5-20
49035227490000

Cum Gas: 97567 MSCF EUR1: 388495 Mcf
Cum OIL: 708 BBL
Cum WATER: 6059 BBL EUR2: 343122 Mcf



Working Forecast Parameters
Phase : Gas
Case Name : Case1
b : 1
Di : 0.132564 M.n.
qi : 554.267 Mcf/d
ti : 05/31/2009
te : 10/31/2015
Final Rate : 49.4492 Mcf/d
Cum. Prod. : 97.567 Mcf
Cum. Date : 06/30/2009
Reserves : 291.928 Mcf
Reserves Date : 10/31/2015
EUR : 389.495 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None
1000
500
100
50
10
Cal Day Gas, Mcf/d
2009
10
11
12
13
14
15
Date

6-1

ENCANA OIL & GAS (USA) INCORPORATED
6-1
49035229730000

Cum Gas: 265325 MSCF EUR1: 315577 Mcf
Cum OIL: 879 BBL
Cum WATER: 10877 BBL EUR2: 348765 Mcf


1000
500
100
50
10
5
1
Cal Day Gas, Mcf/d
2003
04
05
06
07
08
09
10
11
Date
Working Forecast Parameters
Phase : Gas
Case Name : Case1
b : 1
Di : 0.0333705 M.n.
qi : 93.1333 Mcf/d
ti : 05/31/2009
te : 07/31/2011
Final Rate : 49.878 Mcf/d
Cum. Prod. : 265.325 Mcf
Cum. Date : 06/30/2009
Reserves : 50.2967 Mcf
Reserves Date : 07/31/2011
EUR : 315.622 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None

4-1


ENCANA OIL & GAS (USA) INCORPORATED
4-1
49035229740000
Cum Gas: 276880 MSCF
Cum OIL: 1098 BBL
Cum WATER: 10829 BBL
EUR1: 441906 Mcf
EUR2: 453705 Mcf
1000
500
100
50
10
5
1
Cal Day Gas, Mcf/d
2003
04
05
06
07
08
09
10
11
12
13
14
15
Date
Working Forecast Parameters
Phase : Gas
Case Name : Case1
b : 1
Di : 0.0135261 M.n.
qi : 102.767 Mcf/d
ti : 05/31/2009
te : 12/31/2015
Final Rate : 49.6755 Mcf/d
Cum. Prod. : 276.88 Mcf
Cum. Date : 06/30/2009
Reserves : 165.047 Mcf
Reserves Date : 12/31/2015
EUR : 441.927 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None

3-1

ENCANA OIL & GAS (USA) INCORPORATED
3-1
49035229750000

Cum Gas: 213862 MSCF EUR1: 496140 Mcf
Cum OIL: 908 BBL
Cum WATER: 8092 BBL EUR2: 453705 Mcf



1000
500
100
50
10
5
1
Cal Day Gas, Mcf/d
2003
04
05
06
07
08
09
10
11
12
13
14
15
16
17
18
19
Date

Working Forecast	Parameters
Phase	: Gas
Case Name	: Case1
b	: 1
Di	: 0.00778865 M.n.
qi	: 109.467 Mcf/d
ti	: 06/30/2009
te	: 06/30/2019
Final Rate	: 56.5862 Mcf/d
Cum. Prod.	: 213.862 Mcf
Cum. Date	: 06/30/2009
Reserves	: 282.278 Mcf
Reserves Date	: 06/30/2019
EUR	: 496.14 Mcf
Forecast Ended By	: Time
DB Forecast Date	: 10/02/2009
Reserve Type	: None

1-34

ENCANA OIL & GAS (USA) INCORPORATED
1-34
49035229770000

Cum Gas:	178164 MSCF	EUR1:	606073 Mcf
Cum OIL:	318 BBL		
Cum WATER:	9012 BBL	EUR2:	682883 Mcf



Working Forecast Parameters
Phase : Gas
Case Name : Case1
b : 1
Di : 0.0671896 M.n.
qi : 435.933 Mcf/d
ti : 06/30/2009
te : 01/31/2019
Final Rate : 49.932 Mcf/d
Cum. Prod. : 178.164 Mcf
Cum. Date : 06/30/2009
Reserves : 427.909 Mcf
Reserves Date : 01/31/2019
EUR : 606.073 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None
Cal Day Gas, Mcf/d
10000
5000
1000
500
100
50
10
2008
09
10
11
12
13
14
15
16
17
18
19
Date

14-30


ENCANA OIL & GAS (USA) INCORPORATED
14-30
49035230250000
Cum Gas: 553592 MSCF
Cum OIL: 5019 BBL
Cum WATER: 12197 BBL
EUR1: 644716 Mcf
EUR2: 586491 Mcf
Cal Day Gas, Mcf/d
10000
1000
100
10
1
0.1
2001
02
03
04
05
06
07
08
09
10
11
12
13
Date
Working Forecast Parameters
Phase : Gas
Case Name : Case1
b : 1
Di : 0.0238462 M.n.
qi : 101.033 Mcf/d
ti : 06/30/2009
te : 01/31/2013
Final Rate : 49.8413 Mcf/d
Cum. Prod. : 553.592 Mcf
Cum. Date : 06/30/2009
Reserves : 91.1238 Mcf
Reserves Date : 01/31/2013
EUR : 644.716 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None

11-36

ENCANA OIL & GAS (USA) INCORPORATED
11-36
49035230770000

Cum Gas: 143536 MSCF EUR1: 183364 Mcf
Cum OIL: 1375 BBL
Cum WATER: 14216 BBL EUR2: 177931 Mcf


1000
500
100
50
10
5
1
Cal Day Gas, Mcf/d
2005
06
07
08
09
10
11
Date
Working Forecast Parameters
Phase : Gas
Case Name : Case1
b : 1
Di : 0.0215662 M.n.
qi : 72.7333 Mcf/d
ti : 06/30/2009
te : 04/30/2011
Final Rate : 49.3437 Mcf/d
Cum. Prod. : 143.536 Mcf
Cum. Date : 06/30/2009
Reserves : 39.828 Mcf
Reserves Date : 04/30/2011
EUR : 183.364 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None

3-36

ENCANA OIL & GAS (USA) INCORPORATED
3-36
49035233360000

Cum Gas: 121072 MSCF
Cum OIL: 339 BBL
Cum WATER: 28990 BBL
EUR1: 199424 Mcf
EUR2: 212504 Mcf


Cal Day Gas, Mcf/d
1000
500
100
50
10
2007
08
09
10
11
12
Date
Working Forecast Parameters
Phase : Gas
Case Name : Case1
b : 1
Di : 0.0298233 M.n.
qi : 107.667 Mcf/d
ti : 06/30/2009
te : 09/30/2012
Final Rate : 49.7529 Mcf/d
Cum. Prod. : 121.072 Mcf
Cum. Date : 06/30/2009
Reserves : 84.8272 Mcf
Reserves Date : 09/30/2012
EUR : 205.899 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None

13-36

ENCANA OIL & GAS (USA) INCORPORATED
13-36
49035236920000

Cum Gas: 191462 MSCF EUR1: 399300 Mcf
Cum OIL: 1044 BBL
Cum WATER: 9576 BBL EUR2: 339242 Mcf



1000
500
100
50
10
Cal Day Gas, Mcf/d
2004
05
06
07
08
09
10
11
12
13
14
15
16
17
Date

Working Forecast	Parameters
Phase	: Gas
Case Name	: Case1
b	: 1
Di	: 0.0111846 M.n.
qi	: 103.933 Mcf/d
ti	: 06/30/2009
te	: 07/31/2017
Final Rate	: 49.8454 Mcf/d
Cum. Prod.	: 191.462 Mcf
Cum. Date	: 06/30/2009
Reserves	: 207.838 Mcf
Reserves Date	: 07/31/2017
EUR	: 399.3 Mcf
Forecast Ended By	: Rate
DB Forecast Date	: 10/02/2009
Reserve Type	: None

12-34

ENCANA OIL & GAS (USA) INCORPORATED
12-34
49035237340000

Cum Gas:	3091 MSCF	EUR1:	3091 Mcf
Cum OIL:	123 BBL		
Cum WATER:	1520 BBL	EUR2:	3091 Mcf



100
10
1
0.1
0.01
Cal Day Gas, Mcf/d
2005
06
07
08
09
Date
Working Forecast Parameters
Phase : Gas
Case Name : Case1
b : 1
Di : 0.0197319 M.n.
qi : 19.2581 Mcf/d
ti : 05/31/2009
te :
Final Rate : 0.825272 Mcf/d
Cum. Prod. : 3.091 Mcf
Cum. Date : 05/31/2009
Reserves : 0 Mcf
Reserves Date : N/A
EUR : 3.091 Mcf
Forecast Ended By : Rate
DB Forecast Date : Not Saved
Reserve Type : None

6-19

ENCANA OIL & GAS (USA) INCORPORATED
6-19
49035237560000

Cum Gas: 446289 MSCF
Cum OIL: 3004 BBL
Cum WATER: 15730 BBL
EUR1: 802824 Mcf
EUR2: 830702 Mcf


10000
5000
1000
500
100
50
10
Cal Day Gas, Mcf/d
2005
06
07
08
09
10
11
12
13
14
15
16
17
18
19
Date
Working Forecast Parameters
Phase : Gas
Case Name : Case1
b : 1
Di : 0.0122786 M.n.
qi : 158.833 Mcf/d
ti : 06/30/2009
te : 06/30/2019
Final Rate : 64.221 Mcf/d
Cum. Prod. : 446.289 Mcf
Cum. Date : 06/30/2009
Reserves : 356.535 Mcf
Reserves Date : 06/30/2019
EUR : 802.824 Mcf
Forecast Ended By : Time
DB Forecast Date : 10/02/2009
Reserve Type : None

11-30

ENCANA OIL & GAS (USA) INCORPORATED
11-30
49035237570000

Cum Gas: 225688 MSCF EUR1: 461274 Mcf
Cum OIL: 1022 BBL
Cum WATER: 4326 BBL EUR2: 429115 Mcf


1000
500
100
50
10
Cal Day Gas, Mcf/d
2005
06
07
08
09
10
11
12
13
14
15
16
17
Date
Working Forecast Parameters
Phase : Gas
Case Name : Case1
b : 1
Di : 0.0153801 M.n.
qi : 126.967 Mcf/d
ti : 06/30/2009
te : 11/30/2017
Final Rate : 49.7168 Mcf/d
Cum. Prod. : 225.688 Mcf
Cum. Date : 06/30/2009
Reserves : 235.586 Mcf
Reserves Date : 11/30/2017
EUR : 461.274 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None

15-35

ENCANA OIL & GAS (USA) INCORPORATED
15-35
49035239730000

Cum Gas: 225116 MSCF EUR1: 375811 Mcf
Cum OIL: 1421 BBL
Cum WATER: 3225 BBL EUR2: 375644 Mcf


Cal Day Gas, Mcf/d
1000
100
10
1
0.1
0.01
2007
08
09
10
11
12
13
14
Date
Working Forecast Parameters
Phase : Gas
Case Name : Case1
b : 1
Di : 0.0289054 M.n.
qi : 139.333 Mcf/d
ti : 06/30/2009
te : 08/31/2014
Final Rate : 49.8872 Mcf/d
Cum. Prod. : 225.116 Mcf
Cum. Date : 06/30/2009
Reserves : 150.695 Mcf
Reserves Date : 08/31/2014
EUR : 375.811 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None

1-36

ENCANA OIL & GAS (USA) INCORPORATED
1-36
49035239810000

Cum Gas: 159626 MSCF
Cum OIL: 776 BBL
Cum WATER: 5916 BBL
EUR1: 536055 Mcf
EUR2: 557279 Mcf


1000
500
100
50
10
5
1
Cal Day Gas, Mcf/d
2008
09
10
11
12
13
14
15
16
17
18
Date

Working Forecast	Parameters
Phase	: Gas
Case Name	: Case1
b	: 1
Di	: 0.0586958 M.n.
qi	: 364.2 Mcf/d
ti	: 06/30/2009
te	: 06/30/2018
Final Rate	: 49.6275 Mcf/d
Cum. Prod.	: 159.626 Mcf
Cum. Date	: 06/30/2009
Reserves	: 376.429 Mcf
Reserves Date	: 06/30/2018
EUR	: 536.055 Mcf
Forecast Ended By	: Rate
DB Forecast Date	: 10/02/2009
Reserve Type	: None

15-11


ENCANA OIL & GAS (USA) INCORPORATED
15-11
49035246180000
Cum Gas: 167499 MSCF
EUR1: 281928 Mcf
Cum OIL: 1046 BBL
Cum WATER: 4832 BBL
EUR2: 298058 Mcf
1000
100
10
1
0.1
Cal Day Gas, Mcf/d
2006
07
08
09
10
11
12
13
Date
Working Forecast Parameters
Phase : Gas
Case Name : Case1
b : 1
Di : 0.0312475 M.n.
qi : 126.467 Mcf/d
ti : 06/30/2009
te : 07/31/2013
Final Rate : 49.9532 Mcf/d
Cum. Prod. : 167.499 Mcf
Cum. Date : 06/30/2009
Reserves : 114.429 Mcf
Reserves Date : 07/31/2013
EUR : 281.928 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None

10-36

ENCANA OIL & GAS (USA) INCORPORATED
10-36
49035247670000

Cum Gas: 106131 MSCF EUR1: 324695 Mcf
Cum OIL: 714 BBL
Cum WATER: 7537 BBL EUR2: 407775 Mcf


1000
500
100
50
10
Cal Day Gas, Mcf/d
2008
09
10
11
12
13
14
Date
Working Forecast Parameters
Phase : Gas
Case Name : Case1
b : 1
Di : 0.0811153 M.n.
qi : 314.933 Mcf/d
ti : 06/30/2009
te : 12/31/2014
Final Rate : 49.5442 Mcf/d
Cum. Prod. : 106.131 Mcf
Cum. Date : 06/30/2009
Reserves : 218.564 Mcf
Reserves Date : 12/31/2014
EUR : 324.695 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None

15-24

ENCANA OIL & GAS (USA) INCORPORATED
15-24
49035247690000

Cum Gas: 74922 MSCF EUR1: 165811 Mcf
Cum OIL: 1674 BBL
Cum WATER: 14434 BBL EUR2: 222138 Mcf



1000
500
100
50
10
Cal Day Gas, Mcf/d
2008
09
10
11
12
Date
Working Forecast Parameters
Phase : Gas
Case Name : Case1
b : 1
Di : 0.120565 M.n.
qi : 231.267 Mcf/d
ti : 06/30/2009
te : 01/31/2012
Final Rate : 48.7575 Mcf/d
Cum. Prod. : 74.922 Mcf
Cum. Date : 06/30/2009
Reserves : 90.8887 Mcf
Reserves Date : 01/31/2012
EUR : 165.811 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None

16-2

ENCANA OIL & GAS (USA) INCORPORATED
16-2
49035248020000

Cum Gas: 108832 MSCF EUR1: 194966 Mcf
Cum OIL: 431 BBL
Cum WATER: 12518 BBL EUR2: 250079 Mcf


10000
5000
1000
500
100
50
10
Cal Day Gas, Mcf/d
2008
09
10
11
Date
Working Forecast Parameters
Phase : Gas
Case Name : Case1
b : 0.920416
Di : 0.0981703 M.n.
qi : 206.167 Mcf/d
ti : 06/30/2009
te : 12/31/2011
Final Rate : 49.5668 Mcf/d
Cum. Prod. : 108.832 Mcf
Cum. Date : 06/30/2009
Reserves : 86.1337 Mcf
Reserves Date : 12/31/2011
EUR : 194.966 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None

16-14

ENCANA OIL & GAS (USA) INCORPORATED
16-14
49035248120000

Cum Gas: 35063 MSCF EUR1: 61384 Mcf
Cum OIL: 1629 BBL
Cum WATER: 18140 BBL EUR2: 71113 Mcf



1000
500
100
50
10
Cal Day Gas, Mcf/d
Working Forecast Parameters
Phase : Gas
Case Name : Case1
b : 1
Di : 0.0656068 M.n.
qi : 91.9333 Mcf/d
ti : 06/30/2009
te : 07/31/2010
Final Rate : 49.5982 Mcf/d
Cum. Prod. : 35.063 Mcf
Cum. Date : 06/30/2009
Reserves : 26.3206 Mcf
Reserves Date : 07/31/2010
EUR : 61.3836 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None
SEP OCT NOV DEC JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC JAN FEB MAR APR MAY JUN JUL
2008
2009
2010
Date

4-19

ENCANA OIL & GAS (USA) INCORPORATED
4-19
49035248130000

Cum Gas: 226246 MSCF EUR1: 731195 Mcf
Cum OIL: 1355 BBL
Cum WATER: 2609 BBL EUR2: 859391 Mcf


10000
5000
1000
500
100
50
10
Cal Day Gas, Mcf/d
2008
09
10
11
12
13
14
15
16
17
18
19
Date
Working Forecast Parameters
Phase : Gas
Case Name : Case1
b : 1
Di : 0.0874116 M.n.
qi : 594 Mcf/d
ti : 06/30/2009
te : 06/30/2019
Final Rate : 51.7063 Mcf/d
Cum. Prod. : 226.246 Mcf
Cum. Date : 06/30/2009
Reserves : 504.949 Mcf
Reserves Date : 06/30/2019
EUR : 731.195 Mcf
Forecast Ended By : Time
DB Forecast Date : 10/02/2009
Reserve Type : None

12-19

ENCANA OIL & GAS (USA) INCORPORATED
12-19
49035248200000

Cum Gas: 94041 MSCF
Cum OIL: 597 BBL
Cum WATER: 2113 BBL
EUR1: 308873 Mcf
EUR2: 400589 Mcf



1000
500
100
50
10
Cal Day Gas, Mcf/d
2008
09
10
11
12
13
14
Date
Working Forecast Parameters
Phase : Gas
Case Name : Case1
b : 1
Di : 0.0801431 M.n.
qi : 309.733 Mcf/d
ti : 06/30/2009
te : 11/30/2014
Final Rate : 49.8702 Mcf/d
Cum. Prod. : 94.041 Mcf
Cum. Date : 06/30/2009
Reserves : 214.832 Mcf
Reserves Date : 11/30/2014
EUR : 308.873 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None

4-7


ENCANA OIL & GAS (USA) INCORPORATED
4-7
49035248440000
Cum Gas: 98875 MSCF
Cum OIL: 1386 BBL
Cum WATER: 6805 BBL
EUR1: 207266 Mcf
EUR2: 259412 Mcf
1000
500
100
50
10
5
1
Cal Day Gas, Mcf/d
2007
08
09
10
11
12
13
Date
Working Forecast Parameters
Phase : Gas
Case Name : Case1
b : 1
Di : 0.0358615 M.n.
qi : 131.067 Mcf/d
ti : 06/30/2009
te : 04/30/2013
Final Rate : 49.4688 Mcf/d
Cum. Prod. : 98.875 Mcf
Cum. Date : 06/30/2009
Reserves : 108.391 Mcf
Reserves Date : 04/30/2013
EUR : 207.266 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None

Schlumberger 44
Data and Consulting Services
US West

1

ORION ENERGY PARTNERS LP
1
49035254910000

Cum Gas: 13642 MSCF EUR1: 13642 Mcf
Cum OIL: 528 BBL
Cum WATER: 4941 BBL EUR2: 13642 Mcf


1000
500
100
50
10
Cal Day Gas, Mcf/d
NOV
DEC
JAN
FEB
MAR
2008
2009
Date
Working Forecast Parameters
Phase : Gas
Case Name : Case1
b : 0
Di : 0.381036 M.n.
qi : 45.2258 Mcf/d
ti : 12/31/2009
te :
Final Rate : 35.1667 Mcf/d
Cum. Prod. : 13.642 Mcf
Cum. Date : 03/31/2009
Reserves : 0 Mcf
Reserves Date : N/A
EUR : 13.642 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None

2-18

ENCANA OIL & GAS (USA) INCORPORATED
2-18
49035255940000

Cum Gas: 62280 MSCF EUR1: 142803 Mcf
Cum OIL: 336 BBL
Cum WATER: 10828 BBL EUR2: 188972 Mcf



1000
500
100
50
10
Cal Day Gas, Mcf/d
2008
09
10
11
12
Date
Working Forecast Parameters
Phase : Gas
Case Name : Case1
b : 1
Di : 0.0783865 M.n.
qi : 168.1 Mcf/d
ti : 06/30/2009
te : 01/31/2012
Final Rate : 48.9562 Mcf/d
Cum. Prod. : 62.28 Mcf
Cum. Date : 06/30/2009
Reserves : 80.5233 Mcf
Reserves Date : 01/31/2012
EUR : 142.803 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None

6-17A


ENCANA OIL & GAS (USA) INCORPORATED
6-17A
49035257430000
Cum Gas: 129658 MSCF
Cum OIL: 924 BBL
Cum WATER: 7095 BBL
EUR1: 359618 Mcf
EUR2: 445713 Mcf
Working Forecast Parameters
Phase : Gas
Case Name : Case1
b : 1
Di : 0.0741014 M.n.
qi : 307.233 Mcf/d
ti : 06/30/2009
te : 04/30/2015
Final Rate : 49.6693 Mcf/d
Cum. Prod. : 129.658 Mcf
Cum. Date : 06/30/2009
Reserves : 229.96 Mcf
Reserves Date : 04/30/2015
EUR : 359.618 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None
1000
500
100
50
10
Cal Day Gas, Mcf/d
2008
09
10
11
12
13
14
15
Date

12-36

ENCANA OIL & GAS (USA) INCORPORATED
12-36
49035257650000

Cum Gas: 112698 MSCF EUR1: 418165 Mcf
Cum OIL: 400 BBL
Cum WATER: 14851 BBL EUR2: 504361 Mcf



1000
500
100
50
10
5
1
Cal Day Gas, Mcf/d
2008
09
10
11
12
13
14
15
16
17
Date
Working Forecast Parameters
Phase : Gas
Case Name : Case1
b : 1
Di : 0.0553411 M.n.
qi : 305.833 Mcf/d
ti : 06/30/2009
te : 03/31/2017
Final Rate : 49.7509 Mcf/d
Cum. Prod. : 112.698 Mcf
Cum. Date : 06/30/2009
Reserves : 305.467 Mcf
Reserves Date : 03/31/2017
EUR : 418.165 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None

7-35

ENCANA OIL & GAS (USA) INCORPORATED
7-35
49035258220000

Cum Gas: 63897 MSCF EUR1: 128990 Mcf
Cum OIL: 400 BBL
Cum WATER: 6579 BBL EUR2: 178643 Mcf



1000
500
100
50
10
5
1
Cal Day Gas, Mcf/d
2008
09
10
11
Date
Working Forecast Parameters
Phase : Gas
Case Name : Case1
b : 1
Di : 0.149735 M.n.
qi : 214.7 Mcf/d
ti : 06/30/2009
te : 05/31/2011
Final Rate : 48.3168 Mcf/d
Cum. Prod. : 63.897 Mcf
Cum. Date : 06/30/2009
Reserves : 65.0925 Mcf
Reserves Date : 05/31/2011
EUR : 128.99 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None

8-31

ENCANA OIL & GAS (USA) INCORPORATED
8-31
49035258350000

Cum Gas: 75384 MSCF EUR1: 144937 Mcf
Cum OIL: 368 BBL
Cum WATER: 8717 BBL EUR2: 185469 Mcf


1000
500
100
50
10
Cal Day Gas, Mcf/d
2009
10
11
Date
Working Forecast Parameters
Phase : Gas
Case Name : Case1
b : 1
Di : 0.128247 M.n.
qi : 202.9 Mcf/d
ti : 06/30/2009
te : 06/30/2011
Final Rate : 49.7814 Mcf/d
Cum. Prod. : 75.384 Mcf
Cum. Date : 06/30/2009
Reserves : 67.6617 Mcf
Reserves Date : 06/30/2011
EUR : 143.046 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None

2-13

ENCANA OIL & GAS (USA) INCORPORATED
2-13
49035260290000

Cum Gas: 48429 MSCF
Cum OIL: 469 BBL
Cum WATER: 5382 BBL
EUR1: 186290 Mcf
EUR2: 149458 Mcf



1000
500
100
50
10
5
1
Cal Day Gas, Mcf/d
2009
10
11
12
Date

Working Forecast	Parameters
Phase	: Gas
Case Name	: Case1
b	: 1
Di	: 0.186644 M.n.
qi	: 404.1 Mcf/d
ti	: 06/30/2009
te	: 08/31/2012
Final Rate	: 49.8834 Mcf/d
Cum. Prod.	: 48.429 Mcf
Cum. Date	: 06/30/2009
Reserves	: 137.861 Mcf
Reserves Date	: 08/31/2012
EUR	: 186.29 Mcf
Forecast Ended By	: Rate
DB Forecast Date	: 10/02/2009
Reserve Type	: None

10-36

ENCANA OIL & GAS (USA) INCORPORATED
10-36
49035247670000

Cum Gas: 106131 MSCF EUR1: 324695 Mcf
Cum OIL: 714 BBL
Cum WATER: 7537 BBL EUR2: 407775 Mcf


1000
500
100
50
10
Cal Day Gas, Mcf/d
2008
09
10
11
12
13
14
Date
Working Forecast Parameters
Phase : Gas
Case Name : Case1
b : 1
Di : 0.0811153 M.n.
qi : 314.933 Mcf/d
ti : 06/30/2009
te : 12/31/2014
Final Rate : 49.5442 Mcf/d
Cum. Prod. : 106.131 Mcf
Cum. Date : 06/30/2009
Reserves : 218.564 Mcf
Reserves Date : 12/31/2014
EUR : 324.695 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None

Case2

3-11

MOUNTAIN PETROLEUM CORPORATION
3-11
49035212830000

CumGas:	39723 MSCF	EUR1:	39723 Mcf
CumOIL:	271 BBL		
CumWATER:	7271 BBL	EUR2:	39723 Mcf


375
300
225
150
75
0
Cal Day Gas, Mcf/d
0
8
16
24
32
40
Gas Cum, Mcf
Working Forecast Parameters
Phase : Gas
Case Name : Case2
b : 0.756204
Di : 0.0169827 M.n.
qi : 2.70968 Mcf/d
ti : 12/31/2009
te :
Final Rate : 3.34262 Mcf/d
Cum. Prod. : 39.723 Mcf
Cum. Date : 05/31/2008
Reserves : 0 Mcf
Reserves Date : N/A
EUR : 39.723 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None

3-15

ENCANA OIL & GAS (USA) INCORPORATED
3-15
49035213560000

CumGas: 25516 MSCF
CumOIL: 1229 BBL
CumWATER: 1134 BBL
EUR1: 25516 Mcf
EUR2: 25516 Mcf


Working Forecast Parameters
Phase : Gas
Case Name : Case2
b : 0
Di : 0.0625986 M.n.
qi : 0.612903 Mcf/d
ti : 12/31/2009
te :
Final Rate : 6.09821 Mcf/d
Cum. Prod. : 25.516 Mcf
Cum. Date : 03/31/2009
Reserves : 0 Mcf
Reserves Date : N/A
EUR : 25.516 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None
Cal Day Gas, Mcf/d
100
80
60
40
20
0
0
6
12
18
24
30
Gas Cum, Mcf

5-1

ENCANA OIL & GAS (USA) INCORPORATED
5-1
49035217380000

CumGas: 441654 MSCF EUR1: 475322 Mcf
CumOIL: 1236 BBL
CumWATER: 23235 BBL EUR2: 504203 Mcf



750
600
450
300
150
0
Cal Day Gas, Mcf/d
0
150
300
450
600
Gas Cum, Mcf
Working Forecast Parameters
Phase : Gas
Case Name : Case2
b : 0.215388
Di : 0.0192574 M.n.
qi : 87.1667 Mcf/d
ti : 12/31/2009
te : 07/31/2012
Final Rate : 49.7265 Mcf/d
Cum. Prod. : 441.654 Mcf
Cum. Date : 06/30/2009
Reserves : 62.549 Mcf
Reserves Date : 07/31/2012
EUR : 504.203 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None

11-24

ENCANA OIL & GAS (USA) INCORPORATED
11-24
49035220170000

CumGas: 297155 MSCF EUR1: 512037 Mcf
CumOIL: 2711 BBL
CumWATER: 17013 BBL EUR2: 622820 Mcf



Cal Day Gas, Mcf/d
250
200
150
100
50
0
0
150
300
450
600
750
Gas Cum, Mcf
Working Forecast Parameters
Phase : Gas
Case Name : Case2
b : 1
Di : 0.00769845 M.n.
qi : 125.9 Mcf/d
ti : 12/31/2009
te : 12/31/2019
Final Rate : 65.4472 Mcf/d
Cum. Prod. : 297.155 Mcf
Cum. Date : 06/30/2009
Reserves : 325.665 Mcf
Reserves Date : 12/31/2019
EUR : 622.82 Mcf
Forecast Ended By : Time
DB Forecast Date : 10/02/2009
Reserve Type : None

12-21

ENCANA OIL & GAS (USA) INCORPORATED
12-21
49035225030000

CumGas:	42907 MSCF	EUR1:	58316 Mcf
CumOIL:	305 BBL		
CumWATER:	4348 BBL	EUR2:	64037 Mcf



1000
800
600
400
200
0
Cal Day Gas, Mcf/d
0
15
30
45
60
75
Gas Cum, Mcf
Working Forecast Parameters
Phase : Gas
Case Name : Case2
b : 0
Di : 0.38661 M.n.
qi : 314.6 Mcf/d
ti : 12/31/2009
te : 05/31/2010
Final Rate : 46.2165 Mcf/d
Cum. Prod. : 42.907 Mcf
Cum. Date : 06/30/2009
Reserves : 21.1296 Mcf
Reserves Date : 05/31/2010
EUR : 64.0366 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None

5-29

ENCANA OIL & GAS (USA) INCORPORATED
5-29
49035225410000

CumGas: 193540 MSCF EUR1: 201604 Mcf
CumOIL: 2173 BBL
CumWATER: 11871 BBL EUR2: 204884 Mcf



Cal Day Gas, Mcf/d
1250
1000
750
500
250
0
0
50
100
150
200
250
Gas Cum, Mcf
Working Forecast Parameters
Phase : Gas
Case Name : Case2
b : 0.0999583
Di : 0.0197941 M.n.
qi : 57.2667 Mcf/d
ti : 12/31/2009
te : 07/31/2010
Final Rate : 49.9385 Mcf/d
Cum. Prod. : 193.54 Mcf
Cum. Date : 06/30/2009
Reserves : 11.3443 Mcf
Reserves Date : 07/31/2010
EUR : 204.884 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None

5-20

ENCANA OIL & GAS (USA) INCORPORATED
5-20
49035227490000

CumGas: 97567 MSCF EUR1: 388495 Mcf
CumOIL: 708 BBL
CumWATER: 6059 BBL EUR2: 343122 Mcf



Cal Day Gas, Mcf/d
Gas Cum, Mcf
1250
1000
750
500
250
0
0
75
150
225
300
375

Working Forecast	Parameters
Phase	: Gas
Case Name	: Case2
b	: 0.5
Di	: 0.096606 M.n.
qi	: 554.267 Mcf/d
ti	: 12/31/2009
te	: 01/31/2014
Final Rate	: 48.8699 Mcf/d
Cum. Prod.	: 97.567 Mcf
Cum. Date	: 06/30/2009
Reserves	: 245.555 Mcf
Reserves Date	: 01/31/2014
EUR	: 343.122 Mcf
Forecast Ended By	: Rate
DB Forecast Date	: 10/02/2009
Reserve Type	: None

6-1

ENCANA OIL & GAS (USA) INCORPORATED
6-1
49035229730000

CumGas: 265325 MSCF
CumOIL: 879 BBL
CumWATER: 10877 BBL

EUR1: 315577 Mcf
EUR2: 348765 Mcf


1500
1200
900
600
300
0
Cal Day Gas, Mcf/d
0
75
150
225
300
375
Gas Cum, Mcf
Working Forecast Parameters
Phase : Gas
Case Name : Case2
b : 1
Di : 0.0213526 M.n.
qi : 93.1333 Mcf/d
ti : 12/31/2009
te : 05/31/2013
Final Rate : 49.6784 Mcf/d
Cum. Prod. : 265.325 Mcf
Cum. Date : 06/30/2009
Reserves : 83.4402 Mcf
Reserves Date : 05/31/2013
EUR : 348.765 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None

4-1

ENCANA OIL & GAS (USA) INCORPORATED
4-1
49035229740000

CumGas: 276880 MSCF EUR1: 441906 Mcf
CumOIL: 1098 BBL
CumWATER: 10829 BBL EUR2: 453705 Mcf


750
600
450
300
150
0
Cal Day Gas, Mcf/d
0
100
200
300
400
500
Gas Cum, Mcf
Working Forecast Parameters
Phase : Gas
Case Name : Case2
b : 1
Di : 0.0128134 M.n.
qi : 102.767 Mcf/d
ti : 12/31/2009
te : 11/30/2016
Final Rate : 49.805 Mcf/d
Cum. Prod. : 276.88 Mcf
Cum. Date : 06/30/2009
Reserves : 176.825 Mcf
Reserves Date : 11/30/2016
EUR : 453.705 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None

3-1

ENCANA OIL & GAS (USA) INCORPORATED
3-1
49035229750000

CumGas: 213862 MSCF EUR1: 496140 Mcf
CumOIL: 908 BBL
CumWATER: 8092 BBL EUR2: 509117 Mcf


Working Forecast Parameters
Phase : Gas
Case Name : Case2
b : 1
Di : 0.00652623 M.n.
qi : 109.467 Mcf/d
ti : 12/31/2009
te : 12/31/2019
Final Rate : 61.3933 Mcf/d
Cum. Prod. : 213.862 Mcf
Cum. Date : 06/30/2009
Reserves : 295.255 Mcf
Reserves Date : 12/31/2019
EUR : 509.117 Mcf
Forecast Ended By : Time
DB Forecast Date : 10/02/2009
Reserve Type : None
Cal Day Gas, Mcf/d
250
200
150
100
50
0
0
150
300
450
600
Gas Cum, Mcf

1-34

ENCANA OIL & GAS (USA) INCORPORATED
1-34
49035229770000

CumGas: 178164 MSCF EUR1: 606073 Mcf
CumOIL: 318 BBL
CumWATER: 9012 BBL EUR2: 682883 Mcf


Cal Day Gas, Mcf/d
1500
1200
900
600
300
0
0
150
300
450
600
750
Gas Cum, Mcf
Working Forecast Parameters
Phase : Gas
Case Name : Case2
b : 1
Di : 0.0520705 M.n.
qi : 435.933 Mcf/d
ti : 12/31/2009
te : 12/31/2019
Final Rate : 60.1486 Mcf/d
Cum. Prod. : 178.164 Mcf
Cum. Date : 06/30/2009
Reserves : 504.719 Mcf
Reserves Date : 12/31/2019
EUR : 682.883 Mcf
Forecast Ended By : Time
DB Forecast Date : 10/02/2009
Reserve Type : None

14-30

ENCANA OIL & GAS (USA) INCORPORATED
14-30
49035230250000

CumGas: 553592 MSCF EUR1: 644716 Mcf
CumOIL: 5019 BBL
CumWATER: 12197 BBL EUR2: 586491 Mcf



Working Forecast Parameters
Phase : Gas
Case Name : Case2
b : 0
Di : 0.0475672 M.n.
qi : 101.033 Mcf/d
ti : 12/31/2009
te : 03/31/2011
Final Rate : 49.6195 Mcf/d
Cum. Prod. : 553.592 Mcf
Cum. Date : 06/30/2009
Reserves : 32.8989 Mcf
Reserves Date : 03/31/2011
EUR : 586.491 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None
Cal Day Gas, Mcf/d
3000
2400
1800
1200
600
0
0
150
300
450
600
Gas Cum, Mcf

11-36

ENCANA OIL & GAS (USA) INCORPORATED
11-36
49035230770000

CumGas: 143536 MSCF EUR1: 183364 Mcf
CumOIL: 1375 BBL
CumWATER: 14216 BBL EUR2: 177931 Mcf


Cal Day Gas, Mcf/d
600
450
300
150
0
0
40
80
120
160
200
Gas Cum, Mcf
Working Forecast Parameters
Phase : Gas
Case Name : Case2
b : 1
Di : 0.0248196 M.n.
qi : 72.7333 Mcf/d
ti : 12/31/2009
te : 07/31/2011
Final Rate : 49.4616 Mcf/d
Cum. Prod. : 143.536 Mcf
Cum. Date : 06/30/2009
Reserves : 34.3945 Mcf
Reserves Date : 07/31/2011
EUR : 177.931 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None

3-36

ENCANA OIL & GAS (USA) INCORPORATED
3-36
49035233360000

CumGas: 121072 MSCF
CumOIL: 339 BBL
CumWATER: 28990 BBL
EUR1: 199424 Mcf
EUR2: 212504 Mcf


Working Forecast Parameters
Phase : Gas
Case Name : Case2
b : 1
Di : 0.0274951 M.n.
qi : 107.667 Mcf/d
ti : 12/31/2009
te : 06/30/2013
Final Rate : 49.9949 Mcf/d
Cum. Prod. : 121.072 Mcf
Cum. Date : 06/30/2009
Reserves : 91.4319 Mcf
Reserves Date : 06/30/2013
EUR : 212.504 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None
Cal Day Gas, Mcf/d
500
400
300
200
100
0
0
50
100
150
200
250
Gas Cum, Mcf

13-36

ENCANA OIL & GAS (USA) INCORPORATED
13-36
49035236920000

CumGas: 191462 MSCF EUR1: 399300 Mcf
CumOIL: 1044 BBL
CumWATER: 9576 BBL EUR2: 339242 Mcf


Cal Day Gas, Mcf/d
375
300
225
150
75
0
Gas Cum, Mcf
0
75
150
225
300
375
Working Forecast Parameters
Phase : Gas
Case Name : Case2
b : 1
Di : 0.0157358 M.n.
qi : 103.933 Mcf/d
ti : 06/30/2009
te : 03/31/2015
Final Rate : 49.8321 Mcf/d
Cum. Prod. : 191.462 Mcf
Cum. Date : 06/30/2009
Reserves : 147.78 Mcf
Reserves Date : 03/31/2015
EUR : 339.242 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None

12-34

ENCANA OIL & GAS (USA) INCORPORATED
12-34
49035237340000

CumGas:	3091 MSCF	EUR1:	3091 Mcf
CumOIL:	123 BBL		
CumWATER:	1520 BBL	EUR2:	3091 Mcf


Working Forecast Parameters
Phase : Gas
Case Name : Case2
b : 1e-006
Di : -0.0498776 M.n.
qi : 19.2581 Mcf/d
ti : 05/31/2009
te : 01/31/2011
Final Rate : 52.3279 Mcf/d
Cum. Prod. : 3.091 Mcf
Cum. Date : 05/31/2009
Reserves : 20.1807 Mcf
Reserves Date : 01/31/2011
EUR : 23.2717 Mcf
Forecast Ended By : Rate
DB Forecast Date : Not Saved
Reserve Type : None
Cal Day Gas, Mcf/d
60
45
30
15
0
0
5
10
15
20
25
Gas Cum, Mcf

6-19

ENCANA OIL & GAS (USA) INCORPORATED
6-19
49035237560000

CumGas: 446289 MSCF EUR1: 802824 Mcf
CumOIL: 3004 BBL
CumWATER: 15730 BBL EUR2: 830702 Mcf


1250
1000
750
500
250
0
0
200
400
600
800
1000
Cal Day Gas, Mcf/d
Gas Cum, Mcf
Working Forecast Parameters
Phase : Gas
Case Name : Case2
b : 1
Di : 0.00972455 M.n.
qi : 158.833 Mcf/d
ti : 12/31/2009
te : 12/31/2019
Final Rate : 73.3037 Mcf/d
Cum. Prod. : 446.289 Mcf
Cum. Date : 06/30/2009
Reserves : 384.413 Mcf
Reserves Date : 12/31/2019
EUR : 830.702 Mcf
Forecast Ended By : Time
DB Forecast Date : 10/02/2009
Reserve Type : None

11-30

ENCANA OIL & GAS (USA) INCORPORATED
11-30
49035237570000

CumGas: 225688 MSCF
CumOIL: 1022 BBL
CumWATER: 4326 BBL
EUR1: 461274 Mcf
EUR2: 429115 Mcf



Working Forecast Parameters
Phase : Gas
Case Name : Case2
b : 1
Di : 0.017709 M.n.
qi : 126.967 Mcf/d
ti : 12/31/2009
te : 03/31/2017
Final Rate : 49.9856 Mcf/d
Cum. Prod. : 225.688 Mcf
Cum. Date : 06/30/2009
Reserves : 203.427 Mcf
Reserves Date : 03/31/2017
EUR : 429.115 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None
Cal Day Gas, Mcf/d
Gas Cum, Mcf
0
100
200
300
400
500

15-35

ENCANA OIL & GAS (USA) INCORPORATED
15-35
49035239730000

CumGas: 225116 MSCF EUR1: 375811 Mcf
CumOIL: 1421 BBL
CumWATER: 3225 BBL EUR2: 375644 Mcf



1250
1000
750
500
250
0
Cal Day Gas, Mcf/d
0
75
150
225
300
375
Gas Cum, Mcf

Working Forecast	Parameters
Phase	: Gas
Case Name	: Case2
b	: 1
Di	: 0.0289144 M.n.
qi	: 139.333 Mcf/d
ti	: 12/31/2009
te	: 02/28/2015
Final Rate	: 49.9282 Mcf/d
Cum. Prod.	: 225.116 Mcf
Cum. Date	: 06/30/2009
Reserves	: 150.528 Mcf
Reserves Date	: 02/28/2015
EUR	: 375.644 Mcf
Forecast Ended By	: Rate
DB Forecast Date	: 10/02/2009
Reserve Type	: None

1-36

ENCANA OIL & GAS (USA) INCORPORATED
1-36
49035239810000

CumGas: 159626 MSCF EUR1: 536055 Mcf
CumOIL: 776 BBL
CumWATER: 5916 BBL EUR2: 557279 Mcf



Working Forecast Parameters
Phase : Gas
Case Name : Case2
b : 1
Di : 0.0555101 M.n.
qi : 364.2 Mcf/d
ti : 12/31/2009
te : 06/30/2019
Final Rate : 49.722 Mcf/d
Cum. Prod. : 159.626 Mcf
Cum. Date : 06/30/2009
Reserves : 397.653 Mcf
Reserves Date : 06/30/2019
EUR : 557.279 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None
Cal Day Gas, Mcf/d
1250
1000
750
500
250
0
0
150
300
450
600
Gas Cum, Mcf

15-11

ENCANA OIL & GAS (USA) INCORPORATED
15-11
49035246180000

CumGas: 167499 MSCF EUR1: 281928 Mcf
CumOIL: 1046 BBL
CumWATER: 4832 BBL EUR2: 298058 Mcf


Cal Day Gas, Mcf/d
750
600
450
300
150
0
0
60
120
180
240
300
Gas Cum, Mcf
Working Forecast Parameters
Phase : Gas
Case Name : Case2
b : 1
Di : 0.0274374 M.n.
qi : 126.467 Mcf/d
ti : 12/31/2009
te : 08/31/2014
Final Rate : 49.8677 Mcf/d
Cum. Prod. : 167.499 Mcf
Cum. Date : 06/30/2009
Reserves : 130.559 Mcf
Reserves Date : 08/31/2014
EUR : 298.058 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None

10-36

ENCANA OIL & GAS (USA) INCORPORATED
10-36
49035247670000

CumGas: 106131 MSCF
CumOIL: 714 BBL
CumWATER: 7537 BBL
EUR1: 324695 Mcf
EUR2: 407775 Mcf


1000
800
600
400
200
0
Cal Day Gas, Mcf/d
0
100
200
300
400
500
Gas Cum, Mcf

Working Forecast	Parameters
Phase	: Gas
Case Name	: Case2
b	: 1
Di	: 0.0586847 M.n.
qi	: 314.933 Mcf/d
ti	: 12/31/2009
te	: 07/31/2017
Final Rate	: 49.6839 Mcf/d
Cum. Prod.	: 106.131 Mcf
Cum. Date	: 06/30/2009
Reserves	: 301.644 Mcf
Reserves Date	: 07/31/2017
EUR	: 407.775 Mcf
Forecast Ended By	: Rate
DB Forecast Date	: 10/02/2009
Reserve Type	: None

SE Jonah Prospect

15-24

ENCANA OIL & GAS (USA) INCORPORATED
15-24
49035247690000

CumGas: 74922 MSCF EUR1: 165811 Mcf
CumOIL: 1674 BBL
CumWATER: 14434 BBL EUR2: 222138 Mcf



1500
1200
900
600
300
0
Cal Day Gas, Mcf/d
0
50
100
150
200
250
Gas Cum, Mcf
Working Forecast Parameters
Phase : Gas
Case Name : Case2
b : 1
Di : 0.0739 M.n.
qi : 231.267 Mcf/d
ti : 12/31/2009
te : 02/28/2014
Final Rate : 49.3059 Mcf/d
Cum. Prod. : 74.922 Mcf
Cum. Date : 06/30/2009
Reserves : 147.216 Mcf
Reserves Date : 02/28/2014
EUR : 222.138 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None

16-2

ENCANA OIL & GAS (USA) INCORPORATED
16-2
49035248020000

CumGas: 108832 MSCF
CumOIL: 431 BBL
CumWATER: 12518 BBL
EUR1: 194966 Mcf
EUR2: 250079 Mcf



1500
1200
900
600
300
0
0
50
100
150
200
250
Cal Day Gas, Mcf/d
Gas Cum, Mcf
Working Forecast Parameters
Phase : Gas
Case Name : Case2
b : 1
Di : 0.0633927 M.n.
qi : 206.167 Mcf/d
ti : 12/31/2009
te : 02/28/2014
Final Rate : 49.4911 Mcf/d
Cum. Prod. : 108.832 Mcf
Cum. Date : 06/30/2009
Reserves : 141.247 Mcf
Reserves Date : 02/28/2014
EUR : 250.079 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None

16-14

ENCANA OIL & GAS (USA) INCORPORATED
16-14
49035248120000

CumGas: 35063 MSCF
CumOIL: 1629 BBL
CumWATER: 18140 BBL
EUR1: 61384 Mcf
EUR2: 71113 Mcf



Working Forecast Parameters
Phase : Gas
Case Name : Case2
b : 1
Di : 0.0488385 M.n.
qi : 91.9333 Mcf/d
ti : 12/31/2009
te : 06/30/2011
Final Rate : 49.0028 Mcf/d
Cum. Prod. : 35.063 Mcf
Cum. Date : 06/30/2009
Reserves : 36.0495 Mcf
Reserves Date : 06/30/2011
EUR : 71.1125 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None
Cal Day Gas, Mcf/d
Gas Cum, Mcf
0
50
100
150
200
250
15
30
45
60
75

4-19

ENCANA OIL & GAS (USA) INCORPORATED
4-19
49035248130000

CumGas: 226246 MSCF EUR1: 731195 Mcf
CumOIL: 1355 BBL
CumWATER: 2609 BBL EUR2: 859391 Mcf



Working Forecast Parameters
Phase : Gas
Case Name : Case2
b : 1
Di : 0.0601399 M.n.
qi : 594 Mcf/d
ti : 12/31/2009
te : 12/31/2019
Final Rate : 72.2997 Mcf/d
Cum. Prod. : 226.246 Mcf
Cum. Date : 06/30/2009
Reserves : 633.145 Mcf
Reserves Date : 12/31/2019
EUR : 859.391 Mcf
Forecast Ended By : Time
DB Forecast Date : 10/02/2009
Reserve Type : None
Cal Day Gas, Mcf/d
2500
2000
1500
1000
500
0
0
200
400
600
800
1000
Gas Cum, Mcf

12-19

ENCANA OIL & GAS (USA) INCORPORATED
12-19
49035248200000

CumGas: 94041 MSCF EUR1: 308873 Mcf
CumOIL: 597 BBL
CumWATER: 2113 BBL EUR2: 400589 Mcf


Cal Day Gas, Mcf/d
800
600
400
200
0
Gas Cum, Mcf
0
80
160
240
320
400
Working Forecast Parameters
Phase : Gas
Case Name : Case2
b : 1
Di : 0.0562686 M.n.
qi : 309.733 Mcf/d
ti : 12/31/2009
te : 09/30/2017
Final Rate : 49.7028 Mcf/d
Cum. Prod. : 94.041 Mcf
Cum. Date : 06/30/2009
Reserves : 306.548 Mcf
Reserves Date : 09/30/2017
EUR : 400.589 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None

4-7

ENCANA OIL & GAS (USA) INCORPORATED
4-7
49035248440000

CumGas: 98875 MSCF
CumOIL: 1386 BBL
CumWATER: 6805 BBL
EUR1: 207266 Mcf
EUR2: 259412 Mcf



300
240
180
120
60
0
Cal Day Gas, Mcf/d
0
60
120
180
240
300
Gas Cum, Mcf

Working Forecast	Parameters
Phase	: Gas
Case Name	: Case2
b	: 1
Di	: 0.0241193 M.n.
qi	: 131.067 Mcf/d
ti	: 12/31/2009
te	: 08/31/2015
Final Rate	: 49.6555 Mcf/d
Cum. Prod.	: 98.875 Mcf
Cum. Date	: 06/30/2009
Reserves	: 160.537 Mcf
Reserves Date	: 08/31/2015
EUR	: 259.412 Mcf
Forecast Ended By	: Rate
DB Forecast Date	: 10/02/2009
Reserve Type	: None

1

ORION ENERGY PARTNERS LP
1
49035254910000

CumGas:	13642 MSCF	EUR1:	13642 Mcf
CumOIL:	528 BBL		
CumWATER:	4941 BBL	EUR2:	13642 Mcf


Working Forecast Parameters
Phase : Gas
Case Name : Case2
b : 0.0379434
Di : 0.402716 M.n.
qi : 45.2258 Mcf/d
ti : 12/31/2009
te :
Final Rate : 41.7205 Mcf/d
Cum. Prod. : 13.642 Mcf
Cum. Date : 03/31/2009
Reserves : 0 Mcf
Reserves Date : N/A
EUR : 13.642 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None
Cal Day Gas, Mcf/d
300
240
180
120
60
0
3
6
9
12
15
Gas Cum, Mcf

2-18

ENCANA OIL & GAS (USA) INCORPORATED
2-18
49035255940000

CumGas: 62280 MSCF EUR1: 142803 Mcf
CumOIL: 336 BBL
CumWATER: 10828 BBL EUR2: 188972 Mcf


Working Forecast Parameters
Phase : Gas
Case Name : Case2
b : 1.09995
Di : 0.0523714 M.n.
qi : 168.1 Mcf/d
ti : 12/31/2009
te : 01/31/2014
Final Rate : 49.6602 Mcf/d
Cum. Prod. : 62.28 Mcf
Cum. Date : 06/30/2009
Reserves : 126.692 Mcf
Reserves Date : 01/31/2014
EUR : 188.972 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None
Cal Day Gas, Mcf/d
500
400
300
200
100
0
0
40
80
120
160
200
Gas Cum, Mcf

6-17A

ENCANA OIL & GAS (USA) INCORPORATED
6-17A
49035257430000

CumGas: 129658 MSCF EUR1: 359618 Mcf
CumOIL: 924 BBL
CumWATER: 7095 BBL EUR2: 445713 Mcf


Cal Day Gas, Mcf/d
Gas Cum, Mcf
0
200
400
600
800
1000
0
100
200
300
400
500
Working Forecast Parameters
Phase : Gas
Case Name : Case2
b : 1
Di : 0.0538301 M.n.
qi : 307.233 Mcf/d
ti : 12/31/2009
te : 12/31/2017
Final Rate : 49.8133 Mcf/d
Cum. Prod. : 129.658 Mcf
Cum. Date : 06/30/2009
Reserves : 316.055 Mcf
Reserves Date : 12/31/2017
EUR : 445.713 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None

12-36

ENCANA OIL & GAS (USA) INCORPORATED
12-36
49035257650000

CumGas: 112698 MSCF EUR1: 418165 Mcf
CumOIL: 400 BBL
CumWATER: 14851 BBL EUR2: 504361 Mcf



750
600
450
300
150
0
Cal Day Gas, Mcf/d
0
150
300
450
600
Gas Cum, Mcf

Working Forecast	Parameters
Phase	: Gas
Case Name	: Case2
b	: 1
Di	: 0.0430717 M.n.
qi	: 305.833 Mcf/d
ti	: 12/31/2009
te	: 11/30/2019
Final Rate	: 49.9399 Mcf/d
Cum. Prod.	: 112.698 Mcf
Cum. Date	: 06/30/2009
Reserves	: 391.663 Mcf
Reserves Date	: 11/30/2019
EUR	: 504.361 Mcf
Forecast Ended By	: Rate
DB Forecast Date	: 10/02/2009
Reserve Type	: None

7-35

ENCANA OIL & GAS (USA) INCORPORATED
7-35
49035258220000

CumGas: 63897 MSCF EUR1: 128990 Mcf
CumOIL: 400 BBL
CumWATER: 6579 BBL EUR2: 178643 Mcf


Working Forecast Parameters
Phase : Gas
Case Name : Case2
b : 1
Di : 0.0835905 M.n.
qi : 214.7 Mcf/d
ti : 12/31/2009
te : 04/30/2013
Final Rate : 49.4757 Mcf/d
Cum. Prod. : 63.897 Mcf
Cum. Date : 06/30/2009
Reserves : 114.746 Mcf
Reserves Date : 04/30/2013
EUR : 178.643 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None
Cal Day Gas, Mcf/d
1500
1200
900
600
300
0
0
40
80
120
160
200
Gas Cum, Mcf

8-31

ENCANA OIL & GAS (USA) INCORPORATED
8-31
49035258350000

CumGas:	75384 MSCF	EUR1:	144937 Mcf
CumOIL:	368 BBL		
CumWATER:	8717 BBL	EUR2:	185469 Mcf



Cal Day Gas, Mcf/d
1250
1000
750
500
250
0
0
40
80
120
160
200
Gas Cum, Mcf
Working Forecast Parameters
Phase : Gas
Case Name : Case2
b : 1
Di : 0.0786928 M.n.
qi : 202.9 Mcf/d
ti : 12/31/2009
te : 03/31/2013
Final Rate : 49.8983 Mcf/d
Cum. Prod. : 75.384 Mcf
Cum. Date : 06/30/2009
Reserves : 110.085 Mcf
Reserves Date : 03/31/2013
EUR : 185.469 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None

2-13

ENCANA OIL & GAS (USA) INCORPORATED
2-13
49035260290000

CumGas: 48429 MSCF EUR1: 186290 Mcf
CumOIL: 469 BBL
CumWATER: 5382 BBL EUR2: 149458 Mcf



Working Forecast Parameters
Phase : Gas
Case Name : Case2
b : 0.5
Di : 0.1601 M.n.
qi : 404.1 Mcf/d
ti : 12/31/2009
te : 12/31/2011
Final Rate : 47.3976 Mcf/d
Cum. Prod. : 48.429 Mcf
Cum. Date : 06/30/2009
Reserves : 101.029 Mcf
Reserves Date : 12/31/2011
EUR : 149.458 Mcf
Forecast Ended By : Rate
DB Forecast Date : 10/02/2009
Reserve Type : None
Cal Day Gas, Mcf/d
1250
1000
750
500
250
0
0
30
60
90
120
150
Gas Cum, Mcf

Basic Production Plots of Offset Wells

- Header information
  - Cumulative volumes
  - EUR estimations
- Rates versus time
  - Cal day rate
- Ratios
  - GOR
  - GWR

3-11

MOUNTAIN PETROLEUM CORPORATION
3-11
49035212830000

CumGas:	39723 MSCF	EUR1:	39723 Mcf
CumOIL:	271 BBL		
CumWATER:	7271 BBL	EUR2:	39723 Mcf


Cal Day Gas (Mcf/d)
Oil Cal Day (bbl/d)
Water Cal Day (bbl/d)
1000
500
100
50
10
5
1
0.5
0.1
1994
95
96
97
98
99
2000
01
02
03
04
05
06
07
08
Date


Gas Oil Ratio (Mcf/bbl)
1000
800
600
400
200
0
2002
03
04
05
Date
25
20
15
10
5
0
Gas Water Ratio (Mcf/bbl)

3-15

ENCANA OIL & GAS (USA) INCORPORATED
3-15
49035213560000

CumGas: 25516 MSCF
CumOIL: 1229 BBL
CumWATER: 1134 BBL
EUR1: 25516 Mcf
EUR2: 25516 Mcf


100
50
10
5
1
0.5
0.1
Cal Day Gas (Mcf/d)
Oil Cal Day (bbl/d)
Water Cal Day (bbl/d)
1994
95
96
97
98
99
2000
01
02
03
04
05
06
07
08
09
Date


Gas Oil Ratio (Mcf/bbl)
300
240
180
120
60
0
37.5
30.0
22.5
15.0
7.5
0.0
Gas Water Ratio (Mcf/bbl)
1994
95
96
97
98
99
2000
01
02
03
04
05
06
07
08
09
Date

5-1

ENCANA OIL & GAS (USA) INCORPORATED
5-1
49035217380000

CumGas: 441654 MSCF
CumOIL: 1236 BBL
CumWATER: 23235 BBL
EUR1: 475322 Mcf
EUR2: 504203 Mcf



Cal Day Gas (Mcf/d)
Oil Cal Day (bbl/d)
Water Cal Day (bbl/d)
1000
500
100
50
10
5
1
0.5
0.1
1999
2000
01
02
03
04
05
06
07
08
09
Date
Gas Oil Ratio (Mcf/bbl)
Gas Water Ratio (Mcf/bbl)
5000
4000
3000
2000
1000
0
800
600
400
200

Schlumberger
Data and Consulting Services
US West

11-24

ENCANA OIL & GAS (USA) INCORPORATED
11-24
49035220170000

CumGas: 297155 MSCF
CumOIL: 2711 BBL
CumWATER: 17013 BBL
EUR1: 512037 Mcf
EUR2: 622820 Mcf



1000
500
100
50
10
5
1
0.5
0.1
Cal Day Gas (Mcf/d)
Oil Cal Day (bbl/d)
Water Cal Day (bbl/d)
2000
01
02
03
04
05
06
07
08
09
Date



Gas Oil Ratio (Mcf/bbl)
5000
4000
3000
2000
1000
0
500
400
300
200
100
0
Gas Water Ratio (Mcf/bbl)
2000
01
02
03
04
05
06
07
08
09
Date

5-29

ENCANA OIL & GAS (USA) INCORPORATED
5-29
49035225410000

CumGas: 193540 MSCF
CumOIL: 2173 BBL
CumWATER: 11871 BBL
EUR1: 201604 Mcf
EUR2: 204884 Mcf


Cal Day Gas (Mcf/d)
Oil Cal Day (bbl/d)
Water Cal Day (bbl/d)
10000
5000
1000
500
100
50
10
5
1
0.5
0.1
2001
02
03
04
05
06
07
08
09
Date
Gas Oil Ratio (Mcf/bbl)
1600
1200
800
400
0
Gas Water Ratio (Mcf/bbl)
375
300
225
150
75
0
Date

5-20

ENCANA OIL & GAS (USA) INCORPORATED
5-20
49035227490000

CumGas: 97567 MSCF
CumOIL: 708 BBL
CumWATER: 6059 BBL
EUR1: 388495 Mcf
EUR2: 343122 Mcf


1000
500
100
50
10
5
1
0.5
0.1
Cal Day Gas (Mcf/d)
Oil Cal Day (bbl/d)
Water Cal Day (bbl/d)
FEB
MAR
APR
MAY
JUN
2009
Date


Gas Oil Ratio (Mcf/bbl)
360
300
240
180
120
60
375
300
225
150
75
0
Gas Water Ratio (Mcf/bbl)
FEB
MAR
APR
MAY
JUN
2009
Date

6-1

ENCANA OIL & GAS (USA) INCORPORATED
6-1
49035229730000

CumGas: 265325 MSCF
CumOIL: 879 BBL
CumWATER: 10877 BBL

EUR1: 315577 Mcf
EUR2: 348765 Mcf


1000
500
100
50
10
5
1
0.5
0.1
Cal Day Gas (Mcf/d)
Oil Cal Day (bbl/d)
Water Cal Day (bbl/d)
2003
04
05
06
07
08
09
Date


Gas Oil Ratio (Mcf/bbl)
4000
3200
2400
1600
800
0
200
160
120
80
40
0
Gas Water Ratio (Mcf/bbl)
2003
04
05
06
07
08
09
Date

4-1

ENCANA OIL & GAS (USA) INCORPORATED
4-1
49035229740000

CumGas: 276880 MSCF
CumOIL: 1098 BBL
CumWATER: 10829 BBL
EUR1: 441906 Mcf
EUR2: 453705 Mcf



Cal Day Gas (Mcf/d)
Oil Cal Day (bbl/d)
Water Cal Day (bbl/d)
1000
500
100
50
10
5
1
0.5
0.1
2003
04
05
06
07
08
09
Date
Gas Oil Ratio (Mcf/bbl)
6000
4500
3000
1500
0
Gas Water Ratio (Mcf/bbl)
200
160
120
80
40
0

3-1

ENCANA OIL & GAS (USA) INCORPORATED
3-1
49035229750000

CumGas:	213862 MSCF	EUR1:	496140 Mcf
CumOIL:	908 BBL		
CumWATER:	8092 BBL	EUR2:	453705 Mcf



Cal Day Gas (Mcf/d)
Oil Cal Day (bbl/d)
Water Cal Day (bbl/d)
1000
500
100
50
10
5
1
0.5
0.1
2003
04
05
06
07
08
09
Date



Gas Oil Ratio (Mcf/bbl)
Gas Water Ratio (Mcf/bbl)
3750
3000
2250
1500
750
0
200
160
120
80
40
0
2003
04
05
06
07
08
09
Date

12-21

ENCANA OIL & GAS (USA) INCORPORATED
12-21
49035225030000

CumGas: 42907 MSCF
CumOIL: 305 BBL
CumWATER: 4348 BBL
EUR1: 58316 Mcf
EUR2: 64037 Mcf


1000
500
100
50
10
5
1
0.5
0.1
Cal Day Gas (Mcf/d)
Oil Cal Day (bbl/d)
Water Cal Day (bbl/d)
MAR
APR
MAY
JUN
2009
Date


Gas Oil Ratio (Mcf/bbl)
140
120
100
80
60
40
Gas Water Ratio (Mcf/bbl)
13.5
12.0
10.5
9.0
7.5
6.0
APR
MAY
JUN
2009
Date

1-34

ENCANA OIL & GAS (USA) INCORPORATED
1-34
49035229770000

CumGas: 178164 MSCF EUR1: 606073 Mcf
CumOIL: 318 BBL
CumWATER: 9012 BBL EUR2: 682883 Mcf


10000
5000
1000
500
100
50
10
5
1
0.5
0.1
Cal Day Gas (Mcf/d)
Oil Cal Day (bbl/d)
Water Cal Day (bbl/d)
SEP OCT NOV DEC JAN FEB MAR APR MAY JUN
2008
2009
Date
Gas Oil Ratio (Mcf/bbl)
600
500
400
300
200
100
0
45.0
37.5
30.0
22.5
15.0
7.5
Gas Water Ratio (Mcf/bbl)
OCT NOV DEC JAN FEB MAR APR MAY JUN
2008
2009
Date

Schlumberger
Data and Consulting Services
US West

14-30

ENCANA OIL & GAS (USA) INCORPORATED
14-30
49035230250000

CumGas: 553592 MSCF EUR1: 644716 Mcf
CumOIL: 5019 BBL
CumWATER: 12197 BBL EUR2: 586491 Mcf



10000
5000
1000
500
100
50
10
5
1
0.5
0.1
Cal Day Gas (Mcf/d)
Oil Cal Day (bbl/d)
Water Cal Day (bbl/d)
2001
02
03
04
05
06
07
08
09
Date



Gas Oil Ratio (Mcf/bbl)
3750
3000
2250
1500
750
0
1250
1000
750
500
250
0
Gas Water Ratio (Mcf/bbl)
2001
02
03
04
05
06
07
08
09
Date

11-36

ENCANA OIL & GAS (USA) INCORPORATED
11-36
49035230770000

CumGas: 143536 MSCF
CumOIL: 1375 BBL
CumWATER: 14216 BBL
EUR1: 183364 Mcf
EUR2: 177931 Mcf



1000
500
100
50
10
5
1
0.5
0.1
Cal Day Gas (Mcf/d)
Oil Cal Day (bbl/d)
Water Cal Day (bbl/d)
2005
06
07
08
09
Date



Gas Oil Ratio (Mcf/bbl)
3000
2400
1800
1200
600
0
25
20
15
10
5
0
Gas Water Ratio (Mcf/bbl)
2005
06
07
08
09
Date

3-36

ENCANA OIL & GAS (USA) INCORPORATED
3-36
49035233360000

CumGas: 121072 MSCF
CumOIL: 339 BBL
CumWATER: 28990 BBL
EUR1: 199424 Mcf
EUR2: 212504 Mcf



1000
500
100
50
10
5
1
0.5
0.1
Cal Day Gas (Mcf/d)
Oil Cal Day (bbl/d)
Water Cal Day (bbl/d)
2007
08
09
Date



Gas Oil Ratio (Mcf/bbl)
3000
2400
1800
1200
600
0
5.4
4.8
4.2
3.6
3.0
2.4
Gas Water Ratio (Mcf/bbl)
2007
08
09
Date

13-36

ENCANA OIL & GAS (USA) INCORPORATED
13-36
49035236920000

CumGas: 191462 MSCF
CumOIL: 1044 BBL
CumWATER: 9576 BBL
EUR1: 399300 Mcf
EUR2: 339242 Mcf



1000
500
100
50
10
5
1
0.5
0.1
2004
05
06
07
08
09
Cal Day Gas (Mcf/d)
Oil Cal Day (bbl/d)
Water Cal Day (bbl/d)
Date



Gas Oil Ratio (Mcf/bbl)
1600
1200
800
400
0
2005
06
07
08
09
Date
36
30
24
18
12
6
Gas Water Ratio (Mcf/bbl)

12-34


ENCANA OIL & GAS (USA) INCORPORATED
12-34
49035237340000
CumGas: 3091 MSCF
CumOIL: 123 BBL
CumWATER: 1520 BBL
EUR1: 3091 Mcf
EUR2: 3091 Mcf
Cal Day Gas (Mcf/d)
Oil Cal Day (bbl/d)
Water Cal Day (bbl/d)
100
50
10
5
1
0.5
0.1
2005
06
07
08
09
Date
Gas Oil Ratio (Mcf/bbl)
125
100
75
50
25
0
750
600
450
300
150
0
Gas Water Ratio (Mcf/bbl)
2005
06
07
08
09
Date

Schlumberger
Data and Consulting Services
US West

6-19



ENCANA OIL & GAS (USA) INCORPORATED
6-19
49035237560000
CumGas: 446289 MSCF
CumOIL: 3004 BBL
CumWATER: 15730 BBL
EUR1: 802824 Mcf
EUR2: 830702 Mcf
Cal Day Gas (Mcf/d)
Oil Cal Day (bbl/d)
Water Cal Day (bbl/d)
10000
5000
1000
500
100
50
10
5
1
0.5
0.1
2005
06
07
08
09
Date
Gas Oil Ratio (Mcf/bbl)
Gas Water Ratio (Mcf/bbl)
1500
1200
900
600
300
0
100
80
60
40
20
0
Date

11-30

ENCANA OIL & GAS (USA) INCORPORATED
11-30
49035237570000

CumGas: 225688 MSCF
CumOIL: 1022 BBL
CumWATER: 4326 BBL

EUR1: 461274 Mcf
EUR2: 429115 Mcf


Cal Day Gas (Mcf/d)
Oil Cal Day (bbl/d)
Water Cal Day (bbl/d)
1000
500
100
50
10
5
1
0.5
0.1
2005
06
07
08
09
Date


Gas Oil Ratio (Mcf/bbl)
Gas Water Ratio (Mcf/bbl)
3750
3000
2250
1500
750
0
1600
1200
800
400
0
2005
06
07
08
09
Date

15-35

ENCANA OIL & GAS (USA) INCORPORATED
15-35
49035239730000

CumGas: 225116 MSCF
CumOIL: 1421 BBL
CumWATER: 3225 BBL
EUR1: 375811 Mcf
EUR2: 375644 Mcf



1000
500
100
50
10
5
1
0.5
0.1
Cal Day Gas (Mcf/d)
Oil Cal Day (bbl/d)
Water Cal Day (bbl/d)
2007
08
09
Date
Gas Oil Ratio (Mcf/bbl)
2000
1600
1200
800
400
0
750
600
450
300
150
0
Gas Water Ratio (Mcf/bbl)
2007
08
09
Date

SE Jonah Prospect

1-36

ENCANA OIL & GAS (USA) INCORPORATED
1-36
49035239810000

CumGas: 159626 MSCF EUR1: 536055 Mcf
CumOIL: 776 BBL
CumWATER: 5916 BBL EUR2: 557279 Mcf



Cal Day Gas (Mcf/d)
Oil Cal Day (bbl/d)
Water Cal Day (bbl/d)
1000
500
100
50
10
5
1
0.5
0.1
AUG
SEP
OCT
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUN
2008
2009
Date
Gas Oil Ratio (Mcf/bbl)
1000
800
600
400
200
0
40
35
30
25
20
15
Gas Water Ratio (Mcf/bbl)
Date

15-11

ENCANA OIL & GAS (USA) INCORPORATED
15-11
49035246180000

CumGas: 167499 MSCF
CumOIL: 1046 BBL
CumWATER: 4832 BBL
EUR1: 281928 Mcf
EUR2: 298058 Mcf



1000
500
100
50
10
5
1
0.5
0.1
Cal Day Gas (Mcf/d)
Oil Cal Day (bbl/d)
Water Cal Day (bbl/d)
2006
07
08
09
Date



Gas Oil Ratio (Mcf/bbl)
5000
4000
3000
2000
1000
0
750
600
450
300
150
0
Gas Water Ratio (Mcf/bbl)
2007
08
09
Date

10-36


ENCANA OIL & GAS (USA) INCORPORATED
10-36
49035247670000
CumGas: 106131 MSCF
CumOIL: 714 BBL
CumWATER: 7537 BBL
EUR1: 324695 Mcf
EUR2: 407775 Mcf
Cal Day Gas (Mcf/d)
Oil Cal Day (bbl/d)
Water Cal Day (bbl/d)
1000
500
100
50
10
5
1
0.5
0.1
OCT
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUN
2008
2009
Date


Gas Oil Ratio (Mcf/bbl)
Gas Water Ratio (Mcf/bbl)
1500
1200
900
600
300
0
24
20
16
12
8
4
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUN
2008
2009
Date

15-24


ENCANA OIL & GAS (USA) INCORPORATED
15-24
49035247690000
CumGas: 74922 MSCF
CumOIL: 1674 BBL
CumWATER: 14434 BBL
EUR1: 165811 Mcf
EUR2: 222138 Mcf
Cal Day Gas (Mcf/d)
Oil Cal Day (bbl/d)
Water Cal Day (bbl/d)
1000
500
100
50
10
5
1
0.5
0.1
OCT
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUN
2008
2009
Date


Gas Oil Ratio (Mcf/bbl)
Gas Water Ratio (Mcf/bbl)
80
70
60
50
40
30
20
10.5
9.0
7.5
6.0
4.5
3.0
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUN
2008
2009
Date

16-2

ENCANA OIL & GAS (USA) INCORPORATED
16-2
49035248020000

CumGas: 108832 MSCF
CumOIL: 431 BBL
CumWATER: 12518 BBL
EUR1: 194966 Mcf
EUR2: 250079 Mcf



1000
500
100
50
10
5
1
0.5
0.1
Cal Day Gas (Mcf/d)
Oil Cal Day (bbl/d)
Water Cal Day (bbl/d)
SEP
OCT
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUN
2008
2009
Date



Gas Oil Ratio (Mcf/bbl)
1250
1000
750
500
250
0
16
14
12
10
8
6
Gas Water Ratio (Mcf/bbl)
OCT
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUN
2008
2009
Date

16-14

ENCANA OIL & GAS (USA) INCORPORATED
16-14
49035248120000

CumGas: 35063 MSCF
CumOIL: 1629 BBL
CumWATER: 18140 BBL
EUR1: 61384 Mcf
EUR2: 71113 Mcf



1000
500
100
50
10
5
1
0.5
0.1
Cal Day Gas (Mcf/d)
Oil Cal Day (bbl/d)
Water Cal Day (bbl/d)
SEP
OCT
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUN
2008
2009
Date
Gas Oil Ratio (Mcf/bbl)
28
24
20
16
12
OCT
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUN
2008
2009
Date
2.75
2.50
2.25
2.00
1.75
1.50
Gas Water Ratio (Mcf/bbl)

Schlumberger
Data and Consulting Services
US West

4-19

ENCANA OIL & GAS (USA) INCORPORATED
4-19
49035248130000

CumGas: 226246 MSCF
CumOIL: 1355 BBL
CumWATER: 2609 BBL
EUR1: 731195 Mcf
EUR2: 859391 Mcf



Cal Day Gas (Mcf/d)
Oil Cal Day (bbl/d)
Water Cal Day (bbl/d)
10000
5000
1000
500
100
50
10
5
1
0.5
0.1
OCT
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUN
2008
2009
Date
Gas Oil Ratio (Mcf/bbl)
Gas Water Ratio (Mcf/bbl)
600
500
400
300
200
100
0
150
120
90
60
30
0
OCT
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUN
2008
2009
Date

12-19

ENCANA OIL & GAS (USA) INCORPORATED
12-19
49035248200000

CumGas:	94041 MSCF	EUR1:	308873 Mcf
CumOIL:	597 BBL		
CumWATER:	2113 BBL	EUR2:	400589 Mcf



1000
500
100
50
10
5
1
0.5
0.1
Cal Day Gas (Mcf/d)
Oil Cal Day (bbl/d)
Water Cal Day (bbl/d)
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUN
2008
2009
Date
Gas Oil Ratio (Mcf/bbl)
600
500
400
300
200
100
33
30
27
24
21
18
Gas Water Ratio (Mcf/bbl)
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUN
2008
2009
Date

4-7

ENCANA OIL & GAS (USA) INCORPORATED
4-7
49035248440000

CumGas: 98875 MSCF
CumOIL: 1386 BBL
CumWATER: 6805 BBL
EUR1: 207266 Mcf
EUR2: 259412 Mcf


1000
500
100
50
10
5
1
0.5
0.1
Cal Day Gas (Mcf/d)
Oil Cal Day (bbl/d)
Water Cal Day (bbl/d)
2007
08
09
Date
Gas Oil Ratio (Mcf/bbl)
1000
800
600
400
200
0
750
600
450
300
150
0
Gas Water Ratio (Mcf/bbl)
2007
08
09
Date

1

ORION ENERGY PARTNERS LP
1
49035254910000

CumGas: 13642 MSCF
CumOIL: 528 BBL
CumWATER: 4941 BBL

EUR1: 13642 Mcf
EUR2: 13642 Mcf


1000
500
100
50
10
5
1
0.5
0.1
Cal Day Gas (Mcf/d)
Oil Cal Day (bbl/d)
Water Cal Day (bbl/d)
NOV
DEC
JAN
FEB
MAR
2008
2009
Date


Gas Oil Ratio (Mcf/bbl)
27
24
21
18
15
12
3.2
2.8
2.4
2.0
1.6
1.2
Gas Water Ratio (Mcf/bbl)
DEC
JAN
FEB
MAR
2008
2009
Date

2-18

ENCANA OIL & GAS (USA) INCORPORATED
2-18
49035255940000

CumGas:	62280 MSCF	EUR1:	142803 Mcf
CumOIL:	336 BBL		
CumWATER:	10828 BBL	EUR2:	188972 Mcf


Cal Day Gas (Mcf/d)
Oil Cal Day (bbl/d)
Water Cal Day (bbl/d)
1000
500
100
50
10
5
1
0.5
0.1
OCT
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUN
2008
2009
Date


Gas Oil Ratio (Mcf/bbl)
Gas Water Ratio (Mcf/bbl)
300
240
180
120
60
0
18
15
12
9
6
3
OCT
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUN
2008
2009
Date

6-17A

ENCANA OIL & GAS (USA) INCORPORATED
6-17A
49035257430000

CumGas: 129658 MSCF
CumOIL: 924 BBL
CumWATER: 7095 BBL
EUR1: 359618 Mcf
EUR2: 445713 Mcf


1000
500
100
50
10
5
1
0.5
0.1
Cal Day Gas (Mcf/d)
Oil Cal Day (bbl/d)
Water Cal Day (bbl/d)
SEP
OCT
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUN
2008
2009
Date
Gas Oil Ratio (Mcf/bbl)
360
300
240
180
120
60
Gas Water Ratio (Mcf/bbl)
56
48
40
32
24
16
8

12-36

ENCANA OIL & GAS (USA) INCORPORATED
12-36
49035257650000

CumGas: 112698 MSCF EUR1: 418165 Mcf
CumOIL: 400 BBL
CumWATER: 14851 BBL EUR2: 504361 Mcf



Cal Day Gas (Mcf/d)
Oil Cal Day (bbl/d)
Water Cal Day (bbl/d)
1000
500
100
50
10
5
1
0.5
0.1
AUG
SEP
OCT
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUN
2008
2009
Date



Gas Oil Ratio (Mcf/bbl)
Gas Water Ratio (Mcf/bbl)
750
600
450
300
150
0
20
16
12
8
4
SEP
OCT
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUN
2008
2009
Date

7-35

ENCANA OIL & GAS (USA) INCORPORATED
7-35
49035258220000

CumGas: 63897 MSCF EUR1: 128990 Mcf
CumOIL: 400 BBL
CumWATER: 6579 BBL EUR2: 178643 Mcf


1000
500
100
50
10
5
1
0.5
0.1
Cal Day Gas (Mcf/d)
Oil Cal Day (bbl/d)
Water Cal Day (bbl/d)
DEC
JAN
FEB
MAR
APR
MAY
JUN
2008
2009
Date


Gas Oil Ratio (Mcf/bbl)
600
500
400
300
200
100
Gas Water Ratio (Mcf/bbl)
50
40
30
20
10
0
JAN
FEB
MAR
APR
MAY
JUN
2009
Date

8-31

ENCANA OIL & GAS (USA) INCORPORATED
8-31
49035258350000

CumGas: 75384 MSCF
CumOIL: 368 BBL
CumWATER: 8717 BBL
EUR1: 144937 Mcf
EUR2: 185469 Mcf


1000
500
100
50
10
5
1
0.5
0.1
Cal Day Gas (Mcf/d)
Oil Cal Day (bbl/d)
Water Cal Day (bbl/d)
FEB
MAR
APR
MAY
JUN
2009
Date
Gas Oil Ratio (Mcf/bbl)
360
300
240
180
120
60
Gas Water Ratio (Mcf/bbl)
25
20
15
10
5
FEB
MAR
APR
MAY
JUN
2009
Date

2-13

ENCANA OIL & GAS (USA) INCORPORATED
2-13
49035260290000

CumGas: 48429 MSCF EUR1: 186290 Mcf
CumOIL: 469 BBL
CumWATER: 5382 BBL EUR2: 149458 Mcf



1000
500
100
50
10
5
1
0.5
0.1
Cal Day Gas (Mcf/d)
Oil Cal Day (bbl/d)
Water Cal Day (bbl/d)
MAR
APR
MAY
JUN
2009
Date



Gas Oil Ratio (Mcf/bbl)
160
140
120
100
80
60
Gas Water Ratio (Mcf/bbl)
10.2
9.6
9.0
8.4
7.8
7.2
APR
MAY
JUN
2009
Date

Summary and Conclusions

- Need to understand relationship between petrophysical properties and production heterogeneity
- Marginal P50 EUR performance shows reservoir and completion optimization is required
  - Focus on high side well performance
- All wells produce water. Need to incorporate into well flow performance
- Structural position is important to well performance
- Petrophysical analysis on all wells could improve the range of uncertainties of the study area reservoir OGIP

Cross Section A-A’ (SW-NE)


A
A’
HACIENDA 14-30
49035230250000
HACIENDA 5-29
49035225410000
HACIENDA 12-21
49035225030000
JONAH 3-15
49035213560000
RADIO TOWER FEDERAL 1-8
49035216790000
BULL DRAW FEDERAL 3-11
49035212830000
Top Fort Union ‘Coal Zone’
Top Lance Fm (Datum)
Top Mesaverde
SunCal
SunCal evaluation SE of Jonah
SW-NE Cross Section A-A’


A
A’
28N 108W
28N 107W
27N 108W
27N 107W
26N 108W

Teakettle Unit

Net Sand based on gamma ray cutoffs

Cross Section B-B' (SW-NE)


B
B'
ARECIBO UNIT
1
49037261130000
LOMARD CANYON UNIT
A-1 BLOCK
49035201530000
SAGEBRUSH
14-20
49035226610000
CANTINA
9-16
49035215420000
SUBLETTE FLAT
1
49035054330000
SAGEBRUSH FEDERAL
3-8
49035213660000
POBLANO FEDERAL
7-33
49035221480000
POBLANO FEDERAL
9-27
49035221470000
BULL DRAW FEDERAL
3-11
49035212830000
Top Fort Union 'Coal Zone'
Top Lance Fm (Datum)
Top Mesaverde
A'
A
Teakettle Unit
Net Sand based on gamma ray cutoffs
SunCal
SW-NE Cross Section B-B'

Cross Section C-C' (NW-SE)



C
C'
JONAH FEDERAL
4-18
49035224160000
HACIENDA
5-29
49035225410000
JONAH STATE
3-36-28-10
49035218090000
SAGEBRUSH FEDERAL
3-8
49035213660000
MERLIN UNIT
1
49035230920000
SUBLETTE FLATS UNIT
4-10
49037234700000
JONAH GULCH
1
49037216150000
Top Fort Union "Coal Zone"
Top Lance Fm (Datum)
Top Mesaverde
HACIENDA
5-29
JONAH STATE
3-36-28-10
SUBLETTE FLATS UNIT
4-10
JONAH GULCH
1
49035224160000
49035225410000
49035218090000
49035213660000
49035230920000
49037234700000
49037216150000
SunCal
NW-SE Cross Section C-C'



C
C'
28N 108W
28N 107W
27N 108W
27N 107W
26N 108W

Teakettle Unit

Net Sand based on gamma ray cutoffs